Exhibit 4.1

CYNAPSUS THERAPEUTICS INC.

ANNUAL INFORMATION FORM

For the fiscal year ended

December 31, 2014

March 17, 2015

TABLE OF CONTENTS

GENERAL INFORMATION	2
CAUTION REGARDING FORWARD LOOKING STATEMENTS	2
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
General	4
Corporate History	4
THE BUSINESS	9
Overview	9
Current Treatments for Parkinson’s Disease	10
Types of OFF Episodes	11
Apomorphine and APL-130277	12
APL-130277 Clinical Data	13
APL-130277 Clinical and Regulatory Plan	14
Intellectual Property	15
Competition	16
Business Relationship with Michael J. Fox Foundation	17
Economic Dependence	17
Employees	17
Specialized Skill and Knowledge	17
Liquidity and Capital Resources	18
Management Personnel	19
Key Business, Scientific and Clinical Advisors	21
Board of Directors	22
GOVERNMENT REGULATION	23
Review and Approval of Drugs in the United States	24
Preclinical Studies	25
Human Clinical Trials in Support of an NDA	25
Submission of an NDA to the FDA	26
Post-Approval Requirements	27
Abbreviated NDAs for Generic Drugs	28
Hatch-Waxman Patent Certification and the 30-Month Stay	28
Review and Approval of Drug Products in the European Union	29
Pharmaceutical Coverage, Pricing and Reimbursement	30
New Legislation and Regulations	30
Health Care Law and Regulation	31
Environmental, Health and Safety Laws and Regulations	32
RISK FACTORS	32
DESCRIPTION OF CAPITAL STRUCTURE	60
Authorized and Issued Capital	60
Warrants	60
Stock Options	62
MARKET FOR SECURITIES	62
Prior Sales	64

DIRECTORS AND OFFICERS	65
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	67
Conflicts of Interest	67
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	68
LEGAL PROCEEDINGS	69
TRANSFER AGENT AND REGISTRAR	69
MATERIAL CONTRACTS	69
MJFF Clinical Interventions Award Contract	69
Adagio Share Purchase Agreement	70
ARx Agreement	70
AUDIT COMMITTEE INFORMATION	70
Composition of Audit Committee	70
Mandate	70
Relevant Education and Experience	71
Audit Committee Oversight	71
Reliance on Certain Exemptions	71
Pre-Approval of Policies and Procedures	71
External Auditors Service Fees	71
INTEREST OF EXPERTS	72
ADDITIONAL INFORMATION	72
SCHEDULE “A” - AUDIT COMMITTEE CHARTER	73

ABBREVIATIONS AND GLOSSARY OF TERMS

The following abbreviations and defined terms are used in this Annual Information Form (“AIF”):

“ANDA” - abbreviated new drug application

“Act” - the Canada Business Corporations Act

“Adagio” - Adagio Pharmaceuticals Ltd.

“Adagio Amendment” - as defined under “Interests of Management and Others in Material Transactions” in this AIF

“Adagio Share Purchase Agreement” - as defined under “Interests of Management and Others in Material Transactions” in this AIF

“Adagio Transaction” - as defined under “Interests of Management and Others in Material Transactions” in this AIF

“AE” - adverse event

“AIA” - United States Leahy-Smith America Invents Act

“AIF” - Annual Information Form

“API” - active pharmaceutical ingredient

“APL-130277” - a sublingual thin filmstrip formulation of apomorphine

“ARx” - ARx, LLC

“ARx Agreement” - as defined under “Material Contracts” in this AIF

“AUC” - Area Under the Curve from the pharmacokinetic concentration-time profile

“Board” - the board of directors of the Corporation

“CDER” - Center for Drug Evaluation and Research

“cGMP” - current Good Manufacturing Practices

“Cmax” - Maximum concentration of drug achieved in the plasma after administration

“CMC” - chemistry, manufacturing and controls

“Common Shares” - common shares of the Corporation

“COMT” - catechol-O-methyl transferase inhibitors

“Corporation” - Cynapsus Therapeutics Inc.

“CROs” - Contract Research Organizations

“Cynapsus” - Cynapsus Therapeutics Inc.

“Debentures” - Series A, B, C, D and E debentures of the Corporation

“Dexcel” - Dexcel Pharma Technologies Ltd./ Dexxon Holdings Ltd.

“DSMBs” - Data Safety Monitoring Boards

“eCTD” - Electronic Common Technical Document

“FDA” - United States Food and Drug Administration

“FFDCA” - United States Federal Food, Drug and Cosmetic Act

“Former Auditor” - McGovern, Hurley, Cunningham, LLP

“GAAS” - generally accepted auditing standards

“GCP” - Good Clinical Practices

“GLP” - Good Laboratory Practice

“GMP” - Good Manufacturing Practices

“HCl” - hydrochloride salt

“HIPAA” - United States Health Insurance Portability and Accountability Act of 1996

“HMO” - Health Maintenance Organizations

“IFRS” - International Financial Reporting Standards

“IND” - Investigational New Drug

“IRB” - Institutional Review Board

“LD/CD” - liquid levodopa/carbidopa

“MAO-B” - monoamine oxidase Type B inhibitors

“MCOs” - Managed Care Organizations

“MDS-UPDRS Part III” - Movement Disorders Society Unified Parkinson’s Disease Rating Scale Part III

“NME” - new molecular entity

“MJFF” - The Michael J. Fox Foundation

“NDA” - New Drug Application

“OMA” - Ontario Medical Association

“Orange Book” - Orange Book: Approved Drug Products with Therapeutic Equivalence

“OTCQX” - the OTCQX International

“PCT” - Patent Cooperation Treaty

“PD” - Parkinson’s disease

“PDMA” - United States Prescription Drug Marketing Act

“PFIC” - passive foreign investment company

“PK” - pharmacokinetic

“Plan” - the Corporation’s Stock Option Plan

“REMS” - Risk Evaluations and Mitigation Strategy

“RLD” - Reference Listed Drug

“SC” - subcutaneous

“SEDAR” - System for Electronic Document Analysis and Retrieval

“Special Committee” - special committee of the Board

“Tmax” - time post-administration when the maximum drug concentration in the blood is achieved

“TSX” - Toronto Stock Exchange

“TSXV” - TSX Venture Exchange

“UPDRS Part III” - Unified Parkinson’s Disease Rating Scale Part III

“U.S. Holder” - as defined under “Risk Factors” in this AIF

“USPTO” - United States Patent and Trademark Office

“VWAP” - volume weighted average trading price

GENERAL INFORMATION

Unless otherwise indicated, the information contained in this AIF is presented as at December 31, 2014, the last day of the most recently completed financial year of Cynapsus Therapeutics Inc. (“Cynapsus” or the “Corporation”). All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities laws in Canada. These forward-looking statements include, among others, statements with respect to the Corporation’s objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to the Corporation’s beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

The statements the Corporation makes regarding the following matters are forward-looking by their nature:

•	the Corporation’s plan to submit a Section 505(b)(2) New Drug Application (“NDA”) in 2016;

•	the Corporation’s expectation that APL-130277 will be able to follow the regulatory pathway set forth in Section 505(b)(2) of the United States Federal Food, Drug and Cosmetic Act (“FFDCA”);

•	the Corporation’s belief that APL-130277 can achieve United States Food and Drug Administration (“FDA”) approval through efficacy trials;

•	the expected timing and results of the Corporation’s upcoming Phase 3 clinical trials and studies;

•	the expected completion of pivotal studies in advance of submitting a Section 505(b)(2) NDA in 2016;

•	the Corporation’s expectation that one or more contract research organizations (“CROs”) in the U.S., Europe or Asia will be selected to assist in the management of the Corporation’s Phase 3 clinical trials;

•	the Corporation’s expectation that the Parkinson’s disease (“PD”) drug market will grow significantly over the next few decades;

•	the Corporation’s belief that there is an unmet medical need and market opportunity for APL-130277;

•	the Corporation’s belief that neurologists and movement order specialists will value the APL-130277 product and use it to treat OFF episodes in PD patients;

•	the Corporation’s belief that APL-130277 may be readily accepted by payors and reimbursed at price levels at or near the level at which apomorphine injection is currently reimbursed;

•	the Corporation’s expectations regarding future capital needs and funding requirements;

•	the Corporation’s expectation that longer-term revenues and profits will be generated from the commercialization of pharmaceutical products;

•	the Corporation’s ability to successfully develop APL-130277; and

•	the Corporation’s ability to protect its intellectual property.

While considered reasonable by management, the Corporation cautions readers not to place undue reliance on forward looking statements, as such statements are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this AIF. Certain of these risks are:

•	the impact of general economic conditions in the countries in which the Corporation does business;

•	conditions in the capital markets and the Corporation’s ability to obtain financing;

•	fluctuations in foreign exchange or interest rates;

•	availability and pricing of pharmaceutical ingredients;

•	the effect of, or change in, environmental and other governmental regulations;

•	uncertainty relating to labour relations;

•	the availability of qualified personnel;

•	potential legal proceedings;

•	the effects of competition;

•	the risk of climate change or natural disasters, all of which are beyond the Corporation’s control; and

•	the risks associated with cybersecurity.

The Corporation cautions that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing the Corporation’s forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section hereof, and elsewhere in the Corporation’s Management Discussion and Analysis of Operating Results and Financial Condition for the year ended December 31, 2014 and elsewhere in the Corporation’s filings with Canadian securities regulators, which are available online at www.sedar.com. Except as required by Canadian securities law, the Corporation does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the Corporation or on its behalf; such statements speak only as of the date made. The forward-looking statements included in this AIF are, unless otherwise indicated, made as of December 31, 2014 and are expressly qualified in their entirety by this cautionary language.

CORPORATE STRUCTURE

The Corporation was incorporated under the Canada Business Corporations Act (the “Act”) on January 16, 2004 with the name “Cannasat Pharmaceuticals Inc.” The Corporation changed its name to “Cannasat Therapeutics Inc.” on January 25, 2005. Cannasat Therapeutics Inc. and Lonsdale Public Ventures Inc. amalgamated on March 15, 2006 under the Act and continued as one company with the name “Cannasat Therapeutics Inc.” On April 14, 2010, Cannasat Therapeutics Inc. changed its name to “Cynapsus Therapeutics Inc.” On June 1, 2012, the Corporation amended its articles to permit the board of directors of the Corporation (the “Board”) to appoint one or more directors to hold office for a term expiring no later than the next annual shareholders meeting, subject to compliance with the Act. On February 28, 2013, the Corporation amended its articles to consolidate its shares on the basis of 10 existing common shares of the Corporation (“Common Shares”) for one new Common Share.

Cynapsus has one wholly owned subsidiary, Adagio Pharmaceuticals Ltd. (“Adagio”), which was acquired on December 22, 2011. Adagio was incorporated under the Act on September 17, 2010.

The Corporation is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and its Common Shares have been listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “CTH” since November 28, 2014. Prior to November 28, 2014, the Common Shares were listed on the TSX Venture Exchange (“TSXV”), also under the symbol “CTH”. As of July 18, 2013, the Common Shares have been approved for trading in the United States on the OTCQX International (“OTCQX”) under the symbol “CYNAF”. The head and registered office of the Corporation is located at 828 Richmond Street West, Toronto, Ontario, M6J 1C9.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Cynapsus is a specialty pharmaceutical company developing a sublingual thin filmstrip for the management of OFF episodes associated with Parkinson’s disease. Cynapsus’ drug candidate, APL-130277, currently in late-stage clinical development, is an easy-to-use, fast-acting, formulation of apomorphine, which is the only approved drug (in the United States, Europe, Japan and other countries) to allow patients to manage OFF episodes. Cynapsus anticipates completing pivotal studies to support a 505(b)(2) NDA expected to be submitted in 2016.

Parkinson’s disease is a chronic and progressive neurodegenerative disease. OFF episodes are periods of time during which PD symptoms re-emerge despite taking PD medicines. Symptoms include stiffness, slow movements and difficulty in starting movements, greatly impacting a patient’s quality of life and ability to work. More than one million people in the U.S. and an estimated four million to six million people globally suffer from Parkinson’s disease with prevalence increasing with the aging of the population. It is estimated that up to one half of all people with Parkinson’s disease experience OFF episodes at least once daily and up to six times daily, with each episode lasting between 30 and 120 minutes.

Corporate History

Founded in 2004, Cynapsus was originally a developer of cannabinoid-based drugs, including a drug candidate for neuropathic pain (Relivar) and a candidate for schizophrenia (Modulyn). In November

2009, with the hiring of Anthony Giovinazzo as President and Chief Executive Officer, the Corporation shifted its focus to a Parkinson’s drug candidate, APL-130277, which is a novel formulation of an approved drug (apomorphine). In December 2010, Cynapsus licensed the rights to the Relivar project to its former development partner, IntelGenx Corp. The Corporation is no longer developing cannabinoid-based drugs.

The following timeline highlights the key developments and financings of the Corporation over the past three years:

•	January 2012 – Cynapsus announced positive data from the first human volunteer pilot proof-of-concept study (CTH-101) of APL-130277. The study showed a pharmacokinetic (“PK”) profile that compared favourably to injected apomorphine with a mean Tmax (as defined in “Abbreviations and Glossary of Terms” in this AIF) of 25 minutes and good tolerability. The successful completion of this first in-man study was an important de-risking event for APL-130277.

•	March 2012 – Cynapsus announced that it arranged a financing of Series E-5 Debentures for net proceeds to the Corporation of $936,000. As part of the financing, the Corporation issued 374,400 Common Shares to the Debenture holders at a price of $0.50 per share.

•	April 2012 – Cynapsus announced that it appointed Dr. Abraham Lieberman to its clinical advisory board. Dr. Lieberman is the Director of the Muhammad Ali Parkinson Center and Movement Disorder Clinic of the Barrow Neurological Institute at St. Joseph’s Hospital and Medical Center in Phoenix, Arizona.

•	May 2012 – Cynapsus announced that at the annual and special shareholder meeting held on May 30, 2012, Dr. Perry Molinoff, the former Vice Provost of the University of Pennsylvania and a central nervous system drug development expert, and Anthony Giovinazzo, the current President and Chief Executive Officer of the Corporation, were elected as directors of the Corporation.

•	June 2012 – Cynapsus announced that an article discussing its APL-130277 drug candidate was to be published in the July 2012 issue of the Journal of Commercial Biotechnology. The article titled “Creating systemic oral transmucosal drug delivery strategies: Case study of APL-130277” was co-authored by Anthony Giovinazzo, President and Chief Executive Officer of Cynapsus, and Nathan Bryson, Chief Scientific Officer of Cynapsus. The article addressed, in general terms, the strategic application of systemic oral drug delivery. The article also provided a specific discussion of the scientific, clinical and commercial considerations driving the development of APL-130277.

•	July 2012 – Cynapsus announced that it closed a non-brokered private placement of units. Cynapsus issued an aggregate of 200,000 units at a price of $0.50 per unit raising gross proceeds of $100,000. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price of $1.00 for a period ending on the earlier of 5 years from the closing date, July 18, 2012, and a period ending 20 days after prior written notice from the Corporation that the closing price of its Common Shares on the principal stock exchange of the Corporation has been at least $1.50 per share for 20 consecutive trading days.

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August 2012 – Cynapsus announced that it had been awarded a grant of USD$947,925 from The Michael J. Fox Foundation (“MJFF”) for Parkinson’s Research to support clinical studies to develop APL-130277, a sublingual thin filmstrip formulation of apomorphine. The grant was awarded under the MJFF’s The Edmond J. Safra Core Programs for Parkinson’s Research, Clinical Intervention Award, aimed at supporting human clinical trials testing promising Parkinson’s therapies that may significantly and fundamentally improve treatment for people with Parkinson’s.

•	August 2012 – Cynapsus announced the results of a second human volunteer pilot proof-of-concept clinical trial (CTH-102) of APL-130277. This second pilot study was closed out in August 2012 after it was determined that the goal of finding a therapeutic dose had been reached. The first dose evaluated in the study was deemed to be dose proportional to the dose evaluated in the CTH-101 clinical pilot study and achieved a PK profile (Cmax, AUC and Tmax) (as such terms are defined in “Abbreviations and Glossary of Terms” in this AIF) that was sufficiently similar to subcutaneous (“SC”) injectable apomorphine. Management decided that it was unnecessary to proceed with a second dose, and then began preparations for a three dose Comparative Biostudy (CTH-103) to be funded by the MJFF.

•	September 2012 – Cynapsus commenced activities for CTH-103, a three dose Comparative Biostudy of APL-130277. CTH-103 was a placebo-controlled, randomized cross-over Phase 1 trial in healthy volunteers to examine the PK profile of three dose strengths of APL-130277 as compared to equivalent doses of apomorphine SC injection. The objective of this study was to compare directly the PK profile of APL-130277 to SC apomorphine in healthy subjects to more precisely design the subsequent PK based bio-equivalent registration trial, in healthy volunteers to support an NDA to the FDA under Section 505(b)(2) of the FFDCA.

•	October 2012 – Cynapsus announced that it closed a brokered private placement of units. Cynapsus issued an aggregate of 340,000 units at a price of $0.50 per unit raising gross proceeds of $170,000. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one additional Common Share at an exercise price, subject to adjustment, of $0.625 per warrant share from the closing date, October 24, 2012, for a period of 60 months.

•	November 2012 – Cynapsus announced that it closed a non-brokered private placement of units effective November 23, 2012. Cynapsus issued an aggregate of 126,200 units at a price of $0.50 per unit raising gross proceeds of $63,100. Each unit consists of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one additional Common Share at an exercise price, subject to adjustment, of $0.625 per warrant share from the closing date, November 23, 2012, for a period of 60 months.

•	December 2012 – Cynapsus announced that a Notice of Allowance from the United States Patent and Trademark Office (the “USPTO”) was issued for its patent application 13/445,656. The allowed patent application contains claims directed to thin film compositions containing apomorphine formulated for sublingual administration.

•	March 2013 – On March 1, 2013, Cynapsus announced the completion of the consolidation of the issued and outstanding Common Shares in the capital of the Corporation on the basis of ten pre-consolidation Common Shares for one new Common Share effective February 28, 2013.

•	March 2013 – On March 1, 2013, Cynapsus announced the completion of a “shares-for-debt” exchange of $4,030,244 principal amount of Series A to Series E Debentures which resulted in 8,761,399 Common Shares and 4,380,700 warrants being issued. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.575 for a period of 24 months after the closing date of the shares-for-debt exchange.

•	March 2013 – On March 1, 2013, Cynapsus announced the completion of a short form prospectus offering of units for aggregate gross proceeds of $6,008,376 at a price of $0.46 per unit resulting in the issuance of 13,061,688 units. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.575 for a period of 60 months after the closing, except that the warrants will be cancelled if they are not exercised within 30 days after prior written notice from Cynapsus that the closing price of the Common Shares on the principal stock exchange of Cynapsus have been $1.38 or greater for 20 consecutive trading days. In addition, the Corporation paid the agent, other registered dealers and brokers cash commissions of $164,588 and issued 357,799 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

•	March 2013 – On March 21, 2013, Cynapsus announced that pursuant to an amendment to its short form prospectus allowing for the closing of additional tranches of the short form prospectus offering, Cynapsus completed a second tranche of its short form prospectus offering of units for aggregate gross proceeds of $1,309,160 at a price of $0.46 per unit resulting in the issuance of 2,846,000 units. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.575 for a period of 60 months after the closing of the first tranche of the short form prospectus offering, except that the warrants will be cancelled if they are not exercised within 30 days after prior written notice from Cynapsus that the closing price of the Common Shares on the principal stock exchange of Cynapsus have been $1.38 or greater for 20 consecutive trading days. In addition, the Corporation paid the agent, other registered dealers and brokers cash commissions of $104,732 and issued 227,680 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

•	May 2013 – Cynapsus announced the appointment of two new directors. Tomer Gold, the current Vice President, Research & Development of Dexcel Pharma Technologies Ltd. / Dexxon Holdings Ltd. (“Dexcel”), and Ilan Oren, currently Vice President, Business Development at Dexcel, joined its Board of Directors effective May 9, 2013. Dexcel is a strategic investor in Cynapsus and is considered a “Control Person” under the policies of the TSX.

•	May 2013 – On May 15, 2013, Cynapsus announced the completion of a white paper entitled “Apomorphine for Off Periods in Parkinson’s Disease: Clinical Use and Potential of a Developmental Sublingual Formulation, APL-130277” providing background clinical information on apomorphine. The paper summarizes medical literature on the freezing or “off” episodes experienced by 25% to 50% of Parkinson’s patients. The paper identified how apomorphine works as an acute intermittent treatment. Further, it summarized pertinent data from a recent survey of 500 neurologists worldwide regarding the number of patients who will potentially experience these OFF episodes. The paper then identified past efforts to find new delivery methods and the benefits of the new APL-130277 sublingual approach, specifically its ability to deliver apomorphine to patients in a more convenient and well-tolerated manner.

•	July 2013 – On July 18, 2013, Cynapsus announced that the Common Shares had been approved for trading in the United States on the OTCQX under the symbol “CYNAF”. The Common Shares continued to trade on the TSXV under the symbol “CTH”.

•

January 2014 – On January 13, 2014, Cynapsus announced positive top line data from its recently completed healthy volunteer pilot crossover trial comparing APL-130277, a sublingual thin filmstrip formulation of apomorphine, to a commercially available injectable formulation of apomorphine. The study results further support the advancement of APL-130277 for management of OFF episodes in Parkinson’s disease through the Section 505(b)(2) regulations of the United States Food and Drug Administration Act, which provides an accelerated path to approval for new formulations of approved medicines.

•	February 2014 – On February 13, 2014, Cynapsus announced the appointment of a new director, Nan Hutchinson. Ms. Hutchinson has more than twenty-five years of pharmaceutical experience spanning all aspects of commercialization, including strategic planning, marketing, business development, sales leadership, talent identification and development.

•	March 2014 – On March 28, 2014, Cynapsus announced interim summary results of a Human Healthy Volunteer Single 25mg Study (CTH-104) for APL-130277. The interim study results indicate that a higher load of drug on the strip does result in a higher amount of drug entering the blood stream. The PK profile of the 25mg APL-130277 dose strip indicates that exposure increased as compared to 15mg strip and achieved a concentration associated with an expected minimum efficacious concentration (i.e. approximately 3ng/ml) for over two hours. The side effects were mild to moderate and were not defined to be dose limiting.

•	April 2014 – On April 15, 2014, the Corporation closed a short form prospectus offering of units for gross proceeds of $25,000,000 at a price of $0.65 per unit resulting in the issuance of 38,461,538 units. Each unit consists of one Common Share and one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price equal to $0.81 per share for a period of 60 months after the closing of the offering, except that, subject to certain exceptions, the warrants will be cancelled if they are not exercised within 30 days after written notice from the Corporation that the closing price of its Common Shares on the principal stock exchange of the Corporation has been $1.95 per Common Share or more for 20 consecutive trading days. In addition, the Corporation paid cash commissions equal to a total of 7% of the offering and issued 2,676,923 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

•	May 2014 – On May 14, 2014, Cynapsus announced no buccal mucosal irritation in FDA Registration Study of APL-130277 for Parkinson’s disease. Cynapsus reported no irritation was observed when testing the APL-130277 sublingual apomorphine formulation in a buccal mucosal irritation model in hamsters, either macroscopically (clinician observation of oral cavity) or microscopically. The study was conducted in compliance with the Good Laboratory Practice for Nonclinical Laboratory Studies of the FDA, 21 CFR Part 58, and OECD Principles of Good Laboratory Practice (OECD, 1998).

•	July 2014 – On July 3, 2014, Cynapsus announced that it was awarded a second grant of US$500,000 from the MJFF for Parkinson’s Research to support clinical studies to develop APL-130277. This MJFF grant has been used to fund the Corporation’s CTH-105 clinical study.

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September 2014 – On September 19, 2014, Cynapsus announced that it changed its auditor. McGovern, Hurley, Cunningham, LLP (the “Former Auditor”) resigned at the request of the Corporation, effective September 18, 2014. The Board appointed Ernst & Young LLP of Toronto, Ontario as auditor for the Corporation, effective September 19, 2014 until the close of the Corporation’s next Annual General Meeting. The change in auditor was approved by Cynapsus’ Audit Committee and Board. There were no reservations in the Former Auditor’s reports in connection with the fiscal years ended 2012 and 2013 or for any period subsequent to the most recently-completed period for which an audit report was issued by the Former Auditor and preceding the date of the Former Auditor’s resignation. There were no reportable events between

Cynapsus and the Former Auditor as defined in National Instrument 51-102 – Continuous Disclosure Obligations.

•	October 2014 – On October 7, 2014, Cynapsus announced Thierry Bilbault, Ph.D. was named Chief Scientific Officer and Executive Vice President of Chemistry, Manufacturing and Controls (“CMC”). Dr. Bilbault leads the strategic CMC activities related to the Corporation’s APL-130277 drug candidate. Dr. Bilbault is a global pharmaceutical development and manufacturing operations leader with over 20 years of experience in the evaluation, development, partnering, transfer and manufacturing of active pharmaceutical ingredients (“API”) and drugs (Rx, Generics, Switches, OTC) and medical device products.

•	November 2014 – On November 19, 2014, Cynapsus announced positive top-line results from its CTH-105 Phase 2 Study of APL-130277. Cynapsus reported that out of 16 patients treated with APL-130277, 14 converted from OFF to ON, suggesting that APL-130277 may effectively manage OFF episodes in patients with Parkinson’s disease. Preliminary data show that several subjects converted to ON with the 10mg low dose, and 14 of 16 subjects converted ON with all available doses (i.e. 10, 15, 20, 25 and 30mg). Clinically meaningful improvement in motor control occurred in as early as 10 minutes after administration of APL-130277 and lasted longer than 90 minutes. The maximum mean change from baseline Unified Parkinson’s Disease Rating Scale Part III (“UPDRS Part III”) was 18.4, which is a large clinically important difference. APL-130277 treatment was safe and well tolerated, with no local irritation, no postural hypotension and a low number of nausea events.

•	November 2014 – On November 25, 2014, Cynapsus announced that its Common Shares would commence trading on the TSX as of the opening of trading on Friday, November 28, 2014. The Common Shares continued to trade under the symbol “CTH,”, and its Common Shares ceased trading on the TSXV concurrent with the commencement of trading on the TSX.

•	March 2015 – On March 11, 2015, Cynapsus announced the completion of an End-of-Phase 2 meeting with the FDA regarding Cynapsus’ APL-130277 drug candidate and receipt of the final meeting minutes. At the meeting, agreement was reached on the design, duration and size for the Phase 3 program clinical studies, as well as for primary and key secondary endpoints. As a result, Cynapsus plans to initiate a pivotal Phase 3 program evaluating the safety and efficacy of APL-130277 in PD patients in the second quarter of 2015. The Corporation also announced additional analysis regarding the final data from the CTH-105 study.

•	March 2015 – On March 12, 2015, Cynapsus announced the appointment of Tamar Howson to the Corporation’s Board. Ms. Howson is a seasoned business development executive within the pharmaceutical industry, having formerly served as Senior Vice President at both Bristol-Myers Squibb and SmithKline Beecham. Ms. Howson currently serves as a business development and strategy consultant to biopharmaceutical companies and she also serves as a director at Actavis, Oxigene Pharmaceuticals, Cardax and Organovo.

THE BUSINESS

Overview

Cynapsus is a specialty pharmaceutical company developing a sublingual thin filmstrip for the management of OFF episodes associated with Parkinson’s disease. Cynapsus’ drug candidate, APL-130277, currently in late-stage clinical development, is an easy-to-use, fast-acting, formulation of apomorphine, which is the only approved drug (in the United States, Europe, Japan and other countries)

to allow patients to manage OFF episodes. Cynapsus anticipates initiating pivotal studies in Q2 2015 to support a 505(b)(2) NDA expected to be submitted in 2016.

PD is a chronic, progressive, neurodegenerative disease that results from the death of neurons in the region of the brain that controls movement. This degeneration creates a shortage of an important brain signalling chemical, or neurotransmitter, known as dopamine, rendering patients unable to initiate movements in a normal manner. PD is characterized by a number of motor symptoms, including tremors, rigidity (stiffness), slowness of movement, impaired balance and walking, as well as significant non-motor disturbances, including mood disorders, sleep impairment, fatigue, bowel and bladder dysfunction and dementia. The severity of PD symptoms progressively worsens over time. The cause of PD remains undetermined, and there is currently no disease modifying therapy.

OFF episodes are periods of time during which PD symptoms re-emerge despite taking PD medicines. OFF episodes are considered one of the greatest unmet medical needs facing PD patients. When OFF the patient is unable to perform simple daily tasks such as eating, bathing and dressing. As PD progresses, patients are often forced to leave the workforce early and become increasingly dependent on care-givers. Current medications only control the disease’s symptoms with most drugs becoming less effective over time with disease progression.

More than 1 million people in the U.S. and an estimated 4 million to 6 million people globally suffer from Parkinson’s disease with prevalence increasing with the aging of the population. In general, 50% of PD patients experience OFF episodes within five years after initiating levodopa therapy, increasing to almost 100% of patients after 10 years. It is estimated that up to one half of all people with PD experience OFF episodes at least once daily and up to six times daily, with each episode lasting between 30 and 120 minutes.

To date, Cynapsus has studied 110 subjects / patients in five clinical trials, with the most recent result being the CTH-105 Phase 2 clinical trial which met both the primary and secondary endpoints. In CTH-105, 19 PD patients completed a dosing titration regimen with APL-130277. Out of 19 patients, 15 converted from OFF to ON with clinically meaningful improvement in motor control in as early as 10 minutes after administration of APL-130277 and lasting in excess of 90 minutes. The CTH-105 Phase 2 clinical trial results showed the APL-130277 treatment was safe and well-tolerated, with no local irritation, rare symptomatic postural hypotension, a low number of nausea events, and no discontinuation due to adverse events.

The Corporation expects to initiate Phase 3 clinical trials in 2015, which will be of longer duration and with larger patient numbers to confirm the efficacy and safety of APL-130277. The details of these studies are expected to form the basis for the registration package necessary to support a Section 505(b)(2) NDA with the FDA expected to be submitted in 2016.

Current Treatments for Parkinson’s Disease

Currently, there are several approaches to the treatment of PD: dopamine receptor stimulation, dopamine replacement and drugs that inhibit the breakdown of dopamine. Dopamine stimulation strategies, referred to as dopamine agonists, seek to stimulate the dopamine receptor in place of naturally released dopamine. Dopamine replacement strategies are designed to supplement normally produced levels of dopamine. This is accomplished through the use of levodopa, a dopamine prodrug which is broken down in the body to produce dopamine, the natural neurotransmitter involved in motor function. Drugs that inhibit the breakdown of dopamine include catechol-o-methyl-transferase (“COMT”) inhibitors, and monoamine oxidase Type B (“MAO-B”) inhibitors. In addition, neurosurgery, brain stimulation devices, intrajejunal levodopa or cell implants are reserved for severe PD patients that no longer respond to pharmacotherapy.

Existing therapeutic approaches have a number of limitations. Dopamine replacement is the leading therapy for the treatment of PD. Levodopa’s effectiveness is hampered by its low water-solubility, short half-life and erratic gastric emptying in PD patients. Dopamine agonists are less efficacious than levodopa and may be limited by side effects. COMT inhibitors and MAO-B inhibitors are limited in their effect due to the reduced levels of dopamine in the brain of the patient.

Notwithstanding the limitations, the combination of levodopa and carbidopa, the latter being a peripheral dopadecarboxylase inhibitor, is the current standard of care for PD patients. Unstable levodopa levels in the blood and brain due to its short half-life and erratic gastric emptying are believed to lead to variable, unpredictable efficacy and dyskinesia and motor and non-motor fluctuations. Fluctuations in plasma levopoda levels are often cited as one of the key factors leading to motor complications and a narrow therapeutic window as the disease progresses. This results in refraction, a condition where the drug becomes less effective over time (lesser activity and shorter duration of action). To overcome this effect, patients often supplement their dose of levodopa with more levodopa, in hopes of achieving efficacy, which may further exacerbate the development of motor complications, only to further exacerbate the refraction problem. As a result, PD patients increasingly experience periods without the ability to move regardless of the amount of drug consumed (i.e. OFF time). In addition to increasing the frequency of levodopa, OFF episodes can be managed by the addition of dopamine agonists, COMT inhibitors and MAO-B inhibitors. Although these concomitant medications can reduce daily OFF time by around one hour, PD patients continue to suffer from hours of daily OFF time, necessitating the need for additional management therapy to address OFF episodes.

Types of OFF Episodes

OFF episodes are thought to occur when brain dopamine levels fall below a critical threshold to sustain relatively normal motor function, or ON. OFF episodes may develop at any point after onset of symptomatic PD. There are four main types of OFF episodes:

(1)	End of dose wearing off episodes are the most common OFF episodes. With PD progression, levodopa’s effect decreases in duration. There eventually comes a time at which levodopa is not fully effective between doses, and causes a patient to go OFF ahead of his/her next dose. The frequency of dosing of levodopa can be increased to minimize the effect of wearing off. Also, COMT inhibitors or MAOB inhibitors can be added to the patient’s treatment regimen to prolong the effectiveness of levodopa doses. Patients however eventually develop problems as a result of the frequent levodopa dosing that limits the manipulation of dosing regimens.

(2)	Morning OFF episodes, or morning akinesia, are also related to end of dose wearing off. Patients will take their last dose of dopaminergic drugs late in the evening prior to retiring for the night. After a full night, the patient has little or no dopaminergic drugs left in the brain. As a result, the patient is OFF and also has only a small reserve dopaminergic stimulation. This results in a significant delay in the response to the first morning dose of PD medications. Morning akinesia is one of the most difficult OFF episodes to convert to ON.

(3)

Delayed ON or dose failure sometimes coincide with other OFF episodes but may occur alone. The patient takes a dose of levodopa, but does not achieve ON in the usual time frame. To the patient, it appears that the dose has not worked. The gut also contains dopaminergic neurons that can become depleted of dopamine. In this case, the gut fails to function appropriately, resulting in poor or no absorption of the dose. To have the dose absorbed, a sufficient dose of dopaminergic drug delivered by some route that does not include the gut is required. Dose failure is also a difficult OFF episode to convert to ON, and does not respond to adjunctive PD medications.

(4)	Unpredictable OFF episodes occur randomly. These OFF episodes occur without warning and at times when they would not be expected. The goal of levodopa therapy is to maintain a constant blood level of levodopa that is expected to result in a constant supply of levodopa to the brain and therefore a constant level of dopamine and dopaminergic stimulation. However, the brain does not use dopamine at a constant rate. Changes in activity level or changes in mood such as agitation or anxiety results in increased use of dopamine. The brain then runs down the reserves of dopamine and time is required to rebuild that dopamine deficit.

Ultimately, all the types of OFF are similar in that they are due to a lack of dopamine in the brain. However, the cause of the dopamine deficit influences the treatment of the OFF.

Apomorphine and APL-130277

Since the 1960’s, apomorphine hydrochloride has been known to be effective in treating PD symptoms. An injectable form of apomorphine hydrochloride was developed in the 1990’s to treat mid-to-late stage PD patients suffering from motor fluctuations, and is known to be efficacious, safe and well-tolerated.

Apomorphine by injection is the only approved form of apomorphine hydrochloride, and it is sold in approximately 40 markets worldwide. Apomorphine is currently marketed as a hydrochloride injection in the U.S. under the trade name Apokyn®, and outside the U.S. as ApoGo, ApokinON or Apomin. Apomorphine is the most potent of all the dopamine agonists, and has similar efficacy to levodopa. Phase 3 data demonstrated a 17 point UPDRS Part III improvement compared to placebo at 20 minutes for PD patients presenting in a morning OFF state. It is the fastest acting of all PD medications and the only dopamine agonist that can be used as an acute treatment. It has higher affinity for D1 and D2 receptors compared to D3 receptors, decreasing the likelihood of D3-receptor-related impulse control disorders. Incidence of dopaminergic adverse events (“AEs”) (i.e. nausea, orthostatic hypotension) is similar to other dopamine agonists.

In 2004, Apokyn® was granted orphan drug status under the United States Orphan Drug Act. In April 2011, the orphan drug status expired.

Since the early 1990’s, several groups have attempted to reformulate apomorphine to avoid the injection route. These included primarily unsuccessful attempts to develop drug products delivered via nasal, inhaled, sublingual tablet and transdermal routes. Apomorphine cannot be formulated for oral ingestion because swallowing results in almost complete inaction as a result of liver metabolism. As almost all of these developments occurred prior to Apokyn® approval in 2004, they were new drug product developments and required full Phase 3 clinical trials to obtain regulatory approval. More recent sublingual, nasal and inhaled developments, including APL-130277, can take advantage of an approval pathway that benefits from prior approval and the known efficacy and safety record of Apokyn®.

To remain stable for extended periods of time, apomorphine must be formulated in a highly acidic form. In most cases, where the drug has been delivered either by injection, nasally or sublingually, clinicians have observed irritation. Cynapsus believes that irritation resulting from absorption of the drug is related to its highly acidic state. During absorption into the blood stream, the acidic excipients are released causing a lowering of the local pH and irritation. After repeat administration, this results in what is essentially a chemical (acid) burn. PK studies in healthy volunteers demonstrated that APL-130277 can achieve meaningful and sustained plasma concentration. CTH-103, a PK study in healthy volunteers who crossed over from APL-130277 to SC apomorphine, demonstrated a similar PK profile compared to SC apomorphine. APL-130277 had a lower Cmax and a more rounded peak, suggesting a lower risk of peak-dose dopaminergic AEs. This was corroborated by an increase in frequency and severity of dopaminergic AEs when subjects crossed-over from APL-130277 to SC apomorphine.

Cynapsus’ drug candidate, APL-130277, is an easy-to-administer, fast-acting formulation of apomorphine. APL-130277 is a bilayer film designed to facilitate the delivery of the drug through the oral mucosal route under the tongue. In this thin film format the strip dissolves in saliva maintaining “normal”, near physiological pH during absorption, thus obviating any issues with irritation. APL-132077 is being developed under Section 505(b)(2) of the FFDCA, with FDA approval to be obtained by demonstrating efficacy with patients that are similar to those patients for whom treatment is intended.

APL-130277 Clinical Data

On November 19, 2014, Cynapsus announced positive top-line results from its CTH-105 Phase 2 study of APL-130277. The following contains additional information and analysis regarding the final data from the CTH-105 study.

In the CTH-105 Phase 2 open-label multicenter study, APL-130277 was assessed in 19 patients with PD who experienced the debilitating effects of OFF episodes, with a total duration of OFF of at least two hours daily. All 19 patients in the study who were historically responsive to levodopa, had a predictable OFF episode achieved by having them take their last dose of levodopa and other PD medications no later than 10:00 p.m. the night prior to coming into the clinic. Patients were not allowed to take their first dose of levodopa and other PD medications in the morning, resulting in a morning OFF state, which is one of the most difficult to convert and maintain in an ON state. Patients were then given escalating doses of APL-130277, starting at 10 mg up to 30 mg in 5 mg increments, until a full ON was achieved, as documented by study staff, the patient and a clinician assessment. Patients could be dosed up to two times a day over three days. The UPDRS Part III score was measured pre-dose and at 15, 30, 45, 60 and 90 minutes after APL-130277 administration. Those patients who converted from OFF to full ON subsequently received the same dose of APL-130277 to confirm the effect.

The UPDRS Part III is a widely-used scale that combines a clinician’s evaluation on a 5-point scale of several motor functions, including movement, speech, tremor, posture and gait. UPDRS Part III is commonly used as the primary endpoint in clinical trials evaluating the efficacy of PD treatments. CTH-105 utilized the newer version of this scale, the Movement Disorders Society UPDRS Part III (“MDS-UPDRS Part III”), which is nearly identical to the older version.

Efficacy analyses consisted of three populations: (1) modified intent to treat population, which included all 19 subjects dosed; (2) per protocol population, which included the 15 patients with no dosing protocol deviations; and (3) responder population, which included those patients achieving a full ON response following dosing with APL-130177. The primary efficacy endpoint was the percentage of patients that turned ON following APL-130277 administration. In the intent to treat population, 15 of 19 patients dosed achieved a clinically meaningful, full ON following APL-130277 administration. All 15 turned ON within 30 minutes of dosing and six turned ON within 15 minutes. Thirteen of the 15 remained ON for at least 30 minutes and nine remained ON for at least 60 minutes, with a mean ON of over 50 minutes. The mean time to full ON as reported by study staff was 22 minutes. All five doses of APL-130277 used in the study (10, 15, 20, 25 and 30 mg) converted patients from the OFF state to a full ON state. Over half of the patients needed the lowest two doses (10 and 15 mg) and 80% used 20 mg or less. The mean dose required to convert patients to ON was 18.4 mg. Two of the patients who did not turn ON following APL-130277 administration were dosed incorrectly (i.e., were told to swallow the strip immediately instead of dissolve sublingually), while the other two were dosed up to the maximum dose of 30 mg, suggesting a higher apomorphine dose may be needed.

The secondary efficacy endpoint was the mean change in MDS-UPDRS Part III from pre-dose to 15, 30, 45, 60 and 90 minutes after dosing. The mean baseline MDS-UPDRS Part III in an OFF state was 41.4. All analysis populations demonstrated a large, clinically meaningful change in UPDRS at all time points studied, with a maximum change of 15 points for the intent to treat population and 17.3 points for the responder population. Additionally, the percent change in MDS-UPDRS Part III was approximately 30% or greater at all time points, with a maximum percent change of 35.6% for the intent to treat population and 41.4% for the Responder population. Mean percentage change of approximately 30% is considered a clinically meaningful level at which point patients turn ON. The onset of a clinically meaningful improvement was seen in as early as 10 minutes and lasted up to 90 minutes, the last time point measured in this study.

The graph below shows the mean change from baseline in MDS-UPDRS Part III for three analysis sets.

Mean Change in UPDRS III from Pre-dose Over Study Period

In the CTH-105 study, a total of 77 doses of APL-130277 were administered to the 19 patients who completed dosing. Treatment with APL-130277 was safe and well-tolerated by all of the patients in the study. Nausea was reported by four patients at doses of 10 mg, 15 mg and 20 mg. One of these patients also experienced a mild episode of emesis. There were no reports of nausea at higher doses by any of the patients in the study. There were no reports of local irritation, and only one patient experienced symptomatic hypotension in the study. There were no related serious adverse events and no subjects discontinued due to an AE.

APL-130277 Clinical and Regulatory Plan

On February 4, 2015, Cynapsus held its End-of-Phase 2 meeting with the FDA. For development of APL-130277 in the United States, Cynapsus will follow Section 505(b)(2) of the FFDCA. Specifically, Cynapsus is pursuing a novel formulation of apomorphine that is a convenient, tolerable and safe sublingual thin filmstrip. The drug substance (apomorphine hydrochloride) is identical to the active pharmaceutical ingredient in the FDA approved SC injection, Apokyn®. APL-130277 is being developed as an adjunctive therapy for the on-demand management of OFF episodes (i.e., predictable wearing OFF, morning akinesia (or morning OFF), delayed ON (or dose failure), and unpredictable OFF) in patients with PD, similar to the description of usage in the FDA approved Apokyn® label.

The 505(b)(2) regulatory pathway will require Cynapsus to provide statistically significant clinical evidence that PD patients experience resolution of their OFF episodes as a result of delivery of apomorphine via the sublingual thin filmstrip route.

To achieve this, Cynapsus currently plans to complete the following clinical studies:

•	CTH-200 Bridging Study. A single-dose, crossover comparative bioavailability and PK study in healthy volunteers. This study is designed to allow Cynapsus to use the safety and efficacy data for the Reference Listed Drug (“RLD”) (Apokyn®) in its NDA submission to the FDA. This study is planned to start in Q2 2015.

•	CTH-300 Efficacy Study. A double-blind, placebo-controlled, parallel-design study with an estimated 126 PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the efficacy and safety of APL-130277 versus placebo in patients with PD over a 12 week period. The primary end point will be the mean change in the UPDRS Part III score at 30 minutes after dosing. This study is planned to start in Q2 2015.

•	CTH-301 Safety Study. A long-term open-label, single arm safety study in PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the safety and tolerability of APL-130277 in patients with PD over a six-month period. An estimated 226 patients will be enrolled, including up to 126 who had been enrolled in the CTH-300 efficacy study and rolled over to this study, plus an additional 100 new patients. This study is planned to start in Q3 2015.

In parallel to these studies, Cynapsus will be performing the necessary scale-up, process validation and stability studies as part of the CMC requirements for the filing of the NDA. All development will be performed according to current Good Manufacturing Practices (“cGMP”) methodology.

Upon completion of the efficacy and safety studies, as well as the CMC section, Cynapsus intends to prepare and submit a 505(b)(2) NDA to the FDA in 2016.

Intellectual Property

Cynapsus’ success depends to a great extent on its ability to obtain and maintain intellectual property protection for drug candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing its proprietary rights. The Corporation actively seeks to protect its product and technologies by, among other methods, filing Canadian, U.S. and foreign patent applications related to proprietary technologies, inventions and improvements. Cynapsus also relies on trade secrets, know-how, continuing technological innovation and seeks in-licensing opportunities to develop, maintain, and enhance its proprietary position.

For APL-130277, the patent portfolio owned by Cynapsus by way of pending applications and granted patents, covers all major developing markets and emerging markets. The Corporation’s patent portfolio consists of two patent families that provide a range of broad and specific claims:

•	A pioneer patent family filed in June 2009 was extended to a Patent Cooperation Treaty (“PCT”) application and to corresponding National Phase applications, including all major market jurisdictions. The application is entitled “Sublingual Apomorphine” and claims broad protection of pharmaceutical dosage forms that combine apomorphine hydrochloride particles with a buffer in a sublingual film. Also claimed are the specific PK performance parameters of the composition, and methods for therapeutic use of the composition. This patent family corresponds to PCT Publication No. WO 2010/144817. Patents in this family are granted in New Zealand, Indonesia, and South Africa. Filings in the United States, Australia, Brazil, Canada, China, Hong Kong, Europe, Eurasia, India, Israel, Japan, Mexico, and South Korea are currently undergoing examination.

•	A second patent family entitled “Sublingual Films” claims pharmaceutical films comprising apomorphine hydrochloride and a neutralizing agent in a bilayer strip configuration. The previous co-owner of this patent family, ARx, LLC (“ARx”), has assigned all of its right, title and interest in and to this patent family to Cynapsus. ARx retains a non-exclusive license to this family in fields other than generic APL-130277 applications. The priority application was filed in December 2010 and was extended to a PCT application (PCT Publication No. WO2012/083269). This application includes more specific formulations that further strengthen the intellectual property position. Extensive formulation developments and the PK data for different formulations are described in the application and specific formulation ingredients and performance parameters are claimed. Two patents in this family are granted in the United States (U.S. Patent Nos. 8,414,922 and 8,846,074). Filings in the United States, Australia, Brazil, Canada, China, Hong Kong, Europe, Eurasia, Indonesia, India, Israel, Japan, Mexico, New Zealand, South Korea, and South Africa are currently undergoing examination. (See “Material Contracts”)

Competition

The development and commercialization of new drug products is highly competitive. The Corporation’s future success depends on its ability to demonstrate and maintain a competitive advantage with respect to other acute treatments for OFF episodes of PD and those treatments currently in development or to be in development in the future.

Cynapsus believes that the main competitors for APL-130277 are therapies that can limit the occurrence of OFF episodes and other therapies for the on-demand treatment of OFF episodes. These therapies include both pharmacotherapies and invasive therapies for advanced patients such as deep brain stimulation and intrajejunal levodopa.

If approved for the treatment of OFF episodes, APL-130277 would also compete against on-demand therapies that aim to specifically address OFF episodes, such as the levodopa capsules administered through an inhaler for the treatment of OFF episodes that are being developed by Acorda Therapeutics, Inc. At this time, an injectable formulation of apomorphine, Apokyn®, which is a STADA Arzneimittel AG product distributed by US Worldmeds, LLC in the U.S., is the only therapy approved for the treatment of OFF episodes. Apokyn® was approved for this use in the United States in 2004 and in Europe in 1993. Although effective, its use in the U.S. has been limited due to the need for SC injections as well as the steps required for a patient to inject the product.

The availability of the Corporation’s competitors’ products could limit the demand, and the price it is able to charge, for its product candidate that it may develop and commercialize.

Business Relationship with Michael J. Fox Foundation

The Corporation received two funding awards towards the development of APL-130277 from the MJFF. The first award of US$947,925 was awarded on July 31, 2012, and was used to complete a comparative study of APL-130277 (i.e. CTH-103) versus SC injection. The results of the CTH-103 study were announced on January 13, 2014.

The second award of US$500,000 was awarded on July 8, 2014, and has been used to fund the Corporation’s CTH-105 Phase 2 clinical trials. This study and future trials of APL-130277 will be listed on Fox Trial Finder, an online tool from the MJFF which matches interested research volunteers with recruiting clinical studies. As part of the MJFF grant agreement, the Corporation has made a commitment to support further Parkinson’s research by making up to US$1 million in contributions to the MJFF based on future potential sales of APL-130277.

Economic Dependence

Cynapsus’ success depends on the services supplied by many consultants and third party vendors and suppliers, including but not limited to formulation development partners, Contract Manufacturing Organizations, CROs and API suppliers. While each of these relationships are important to the overall development of the business, there are multiple competing consultants, vendors and suppliers available to the Corporation, thereby reducing the economic dependence on any one relationship.

Employees

As of the date of this AIF, the Corporation has a total of 17 employees including executive, clinical, regulatory and administrative staff. None of the Corporation’s personnel are represented by a labour union and the Corporation considers its relations with its staff to be good. The Corporation will adjust its staffing complement in response to the demands and opportunities in the business.

On October 7, 2014, Cynapsus appointed Thierry Bilbault, Ph.D., Chief Scientific Officer and Executive Vice President of CMC. Dr. Bilbault replaced Nathan Bryson who had been Chief Scientific Officer since May 2009.

On November 24, 2014, Cynapsus appointed Dr. Jordan Dubow as Vice President, Medical Affairs.

Specialized Skill and Knowledge

The Corporation specializes in developing and de-risking its drug candidate for the motor fluctuations associated with Parkinson’s disease. The Corporation has identified and acquired intellectual property related to APL-130277, a formulation of an approved drug (apomorphine). The Corporation relies on its ability to design and conduct biopharmaceutical and clinical studies and navigate the regulatory pathway primarily in the U.S., and potentially in Europe and other jurisdictions. By enlisting the support of experienced clinical trial, regulatory and legal consultants, the Corporation is able to use expert knowledge to assist in the successful development of APL-130277 and the protection of its intellectual property. The Corporation has strengthened its internal resources and may continue to add talented senior professionals to its team as needed to support growth.

Liquidity and Capital Resources

Since inception, cash requirements have been financed primarily through issuances of securities and secured debentures. Cynapsus anticipates future funding requirements to be met primarily through additional securities issuances, debentures, research and development tax credits, other potential sources of government funding, grants from foundations that support PD research, or a combination of the above.

The development of pharmaceutical products is a process that requires significant investment. Cynapsus expects to incur research and development expenses, including expenses related to personnel and clinical trials. The Corporation also expects that its general and administrative expenses will increase in the future as it expands its business development activity, adds infrastructure and incurs additional costs in connection with being a public company, including directors’ and officers’ insurance, investor relations programs and professional fees

The Corporation’s future capital requirements will depend on a number of factors, including the continued progress of its research and development of its APL-130277 drug candidate, the timing and outcome of clinical trials and regulatory approvals, payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses or technologies, the status of competitive products and the success of the Corporation in developing and maintaining markets for its product.

On April 15, 2014, the Corporation announced that it completed its previously announced short form prospectus offering of units. Pursuant to the offering, the Corporation issued an aggregate of 38,461,538 units at a price of $0.65 per unit for gross proceeds of $25,000,000. Each unit consists of one Common Share and one share purchase warrant. The units immediately separated on closing into Common Shares and warrants. Each warrant entitles the holder to purchase one Common Share at a price equal to $0.81 per share for a period of 60 months after the closing of the offering, except that, subject to certain exceptions, the warrants will be cancelled if they are not exercised within 30 days after written notice from the Corporation that the closing price of its Common Shares on the principal stock exchange of the Corporation has been $1.95 per Common Share or more for 20 consecutive trading days. The Corporation paid a Canadian agent a work fee in the amount of $65,500, plus HST, and reimbursed the Canadian agent and the U.S. agent for certain expenses incurred in connection with the offering. In addition, the Corporation paid the Canadian agent and U.S. agent cash commissions equal to a total of 7% of the offering, and issued 2,676,923 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

During the year ended December 31, 2014, 2,655,235 warrants were exercised for gross proceeds of $1,758,584.

The cash and cash equivalents balance was $17,448,497 at December 31, 2014 compared to $2,289,046 at December 31, 2013. Accounts payable and accrued liabilities as at December 31, 2014 were $3,080,631 compared to $2,315,082 at December 31, 2013.

Subsequent to December 31, 2014, 6,406,871 warrants were exercised for gross proceeds of $4,041,905.

The Corporation believes that it has sufficient resources available to support its activities for up to the next 18 to 24 months. Based on the Corporation’s current operating plan, the Corporation would need to raise additional capital to fund completion of its Phase 3 clinical trials for APL-130277, the NDA application to the FDA, preparation for commercial launch, and activities related to European registration.

There are a significant number of warrants and options outstanding, some of which are in-the-money and may provide future sources of capital.

Management Personnel

Following are the key management personnel of the Corporation as of the date of this AIF:

Anthony J. Giovinazzo, M.B.A., C.Dir., A.C.C., Director, President & Chief Executive Officer

Mr. Giovinazzo is a Director and the President and Chief Executive Officer of the Corporation. He has a total of 35 years of senior management experience of which he has been a biopharm chief executive officer with more than 19 years in international pharmaceutical drug development, private and public financings, and merger and acquisition transactions. He has successfully managed pre-clinical to phase 3 development programs, regulatory submissions and negotiations with North American and European authorities. He has identified, licensed, and overseen the development of eight biotech drug development candidates, for the treatment of Parkinson’s, Alzheimer’s, anxiety, neuropathic pain, and nausea. Mr. Giovinazzo successfully led the merger and acquisition trade sale of two biopharm entities to large acquirers resulting in significant returns to institutional investors. Mr. Giovinazzo holds a Chartered Director (C.Dir.) and Audit Committee Certification (A.C.C.) from The Director’s College, in 2006 and 2011 respectively, where he is also currently a faculty member. He attended the Harvard Business School Executive Program: Leadership and Strategy in Pharmaceuticals and Biotech in 2006. Mr. Giovinazzo completed his MBA at IMD Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law (Taxation) Osgoode Hall Law School, York University, Toronto, Ontario in 1984 and a B.A. Economics and Accounting, at McMaster University, Hamilton, Ontario in 1978. He is also a business advisory board member of the National Research Council of Canada’s Genomics funding program. He is one of the inventors of the original APL-130277 intellectual property that was acquired by the Corporation.

Dr. Albert Agro, Chief Medical Officer

Dr. Albert Agro is Cynapsus’ Chief Medical Officer. Prior to this role, Dr. Agro was Senior Vice President, Drug Development of TransTech Pharma (2007-2009). From 2003 to 2007, he was a Partner at Axon Medical Communications that helped build the Clinical Research arm of the business (2005-2007), as well as Vice President, Medical and Scientific Affairs at Axon (2003-2005). While at Axon, Dr. Agro assisted Cita NeuroPharmaceuticals Inc. with its Phase 3 Parkinson’s drug candidate. Dr. Agro served as Director, National Medicine, as well as Director, Immunology, Virology and Respiratory Medicine, at Boehringer Ingelheim (2000-2003). While there, he was part of the international clinical team that obtained approval for Premipexole (known as Mirapex, Mirapexin and Sifrol). Premipexole is a dopamine agonist of the non-ergoline class indicated for treating early-stage Parkinson’s disease and restless leg syndrome. Dr. Agro also worked at Bayer Inc., as Associate Director, Cardiopulmonary Medicine (1998-2000). Dr. Agro completed his Ph.D. from the Department of Medicine at McMaster University in Hamilton, Ontario in 1995. After a post-doctoral fellowship at the University of Florence in Italy, Dr. Agro accepted an academic position as assistant professor, Department of Pathology and Molecular Medicine at McMaster University which he still maintains today.

Dr. Thierry Bilbault, Chief Scientific Officer and Executive Vice President, Chemistry, Manufacturing and Controls

Dr. Bilbault is Cynapsus’ Chief Scientific Officer and Executive Vice President, CMC. He is a global pharmaceutical development and manufacturing operations leader with over 20 years of experience in the evaluation, development, partnering, transfer and manufacturing of API and Drugs (Rx, Generics,

Switches, OTC) and Medical Device products. Dr. Bilbault has been involved with bringing more than 50 products to the market, including over 10 U.S. NDAs. He joined Cynapsus from Galderma Pharma S.A. (part of Nestle Skin Health S.A.), where he had been a Technical and Industrial Development Director. Prior to Galderma, he served as Vice President New Technology and Product Innovation at Novartis, and held several product development leadership roles at Pfizer and Alcon Laboratories. Dr. Bilbault is a hands-on technical expert in product and manufacturing technology screening and implementation, drug delivery optimization, process scale-up, product/packaging validation, and technology transfer of innovative and conventional solid (including oral/thin films, IR, SR, DR tablets, capsules, ODT, chews, lozenges, gum etc.), topical and liquid drug products. At Galderma, as Technical Director, Dr. Bilbault led the Engineering/SHE, QA & Regulatory Compliance, API and Strategic Raw Materials Technical Management, Portfolio Management and Industrial Development corporate and operational teams. He led the industrialization and transfer initiatives for Galderma Manufacturing & Technical Operations Division internal and third party sites to develop capacity, support plant network strategies and generate the CMC data for global registration dossiers. At Novartis, Dr. Bilbault led and managed the teams responsible for the search, evaluation and development of new technologies and dosage forms applicable to Smoking Cessation, Cough Cold Allergy, Dermatology, nonsteroidal anti-inflammatory drugs and gastrointestinal. He also led intellectual property creation, new product idea generation and idea qualification for development across all brands and regions. He developed the growth strategy and built the organization supporting the 5 pillars of growth: Centers of Technology Excellence (Thin Films Strips, Oral and Derma/Transdermal technology platforms), creation of Alliance Management function, implementation of New Technology Search paradigm, initiation of monthly Intellectual Property Assessment Meetings and creation of Sensory Guidance and Evaluation and Packaging Innovation competencies. He led the global teams and launch activities for major brands including Triaminic, Theraflu and Gas-X Thin Strips. At Pfizer CHC, Dr. Bilbault led the co-development of several multi-disciplinary teams on 85 active projects for Oral Care, Skin Care, Oral Thin Films and Patches, Eye Care, Upper Respiratory, New Technology Platforms, and Nicotine Replacement categories and was responsible for the technology due diligence, technical transfer and worldwide launch activities for Pfizer Consumer Healthcare OTC/NDA/Medical devices and cosmetic products. He developed with Pfizer Global Manufacturing leadership, global internal/contract manufacturing sites, and Marketing/Sales operations global commercialization strategies, including sourcing decisions, internal capacity adjustments and contingency planning. At Pfizer, Dr. Bilbault developed and/or led the global launch activities for more than 30 products, including Listerine PocketPacks and Listerine Whitening Quick Dissolving thin films. Dr. Bilbault holds a M.S. in Biological Engineering from CUST Engineering (Clermont-Ferrand, France), and was granted a Ph.D. in Molecular and Cellular Biology from Clermont-Ferrand II (Clermont-Ferrand, France).

Andrew Williams, B.A. (Hons), M.B.A., Chief Operating Officer and Chief Financial Officer

Andrew Williams is a co-founder of Cynapsus and its Chief Operating Officer and Chief Financial Officer. Mr. Williams is responsible for the Corporation’s public company operations on the TSX, including all regulatory, finance, accounting, legal, marketing and administrative functions. In his capacity as Chief Financial Officer, Mr. Williams oversees the controller, treasury, investor relations, tax, information systems, internal audit and facilities functions. He reports to the Chief Executive Officer and also serves as the Corporate Secretary, working closely with the Board and Board committees. Mr. Williams joined the Corporation from Global Mentoring Solutions, where he was Vice President of Strategic Planning. Global Mentoring Solutions is a leading provider of learning support programs and services for both private and public sector organizations. Previous to his work at Global Mentoring Solutions, Mr. Williams was the Director of Business Development at CDI Education, a private post-secondary education company offering programs in business, technology and healthcare. Prior to joining CDI Education, Mr. Williams spent five years as a consultant at Williams & Goffin Consulting where he had engagements for clients in the retail, energy, and financial services industries. Mr. Williams earned an M.B.A. from the Richard Ivey School of Business at the University of Western Ontario in London,

Ontario, and a Bachelor of Arts (Honours) degree in Economics from Queen’s University in Kingston, Ontario.

Dr. Jordan Dubow, Vice President, Medical Affairs

Dr. Dubow joined Cynapsus in November 2014 as Senior Director, Clinical Development and Medical Affairs. He is a board certified neurologist with fellowship training in movement disorders and vascular neurology. Prior to this role, Jordan was Medical Director, Neuroscience Clinical Development at Abbvie/Abbott, where he served as the Clinical Lead for Duodopa/Duopa, and most notably helped achieve regulatory approval in the U.S. and Canada. He has over 8 years of clinical trials experience in academia and the pharmaceutical industry in both late-stage and early-stage drug development in Parkinson’s disease, Alzheimer’s disease and multiple sclerosis. Dr. Dubow earned his Doctor of Medicine at Northwestern University Feinberg School of Medicine and completed his internal medicine internship, neurology residency and fellowships at the University of California, Los Angeles, Northwestern University and the Weill Cornell Medical College. Prior to entering industry, Jordan ran a Movement Disorders Center in the Chicago area and was a Staff Neurologist in academia. He has numerous peer-reviewed publications in movement disorders and stroke.

Key Business, Scientific and Clinical Advisors

C. Warren Olanow, M.D., Clinical Advisor

C. Warren Olanow, M.D. (U.S.) is the Henry P. and Georgette Goldschmidt Professor and Chairman of the Department of Neurology at the Mount Sinai School of Medicine in New York City and Chief of the Neurology Service at the Mount Sinai Hospital. He received his medical degree from the University of Toronto, performed his neurology training at the New York Neurological Institute at Columbia University, and did post-graduate studies in neuroanatomy at Columbia University. He served on the faculties of McGill University, Duke University, and the University of South Florida prior to assuming his present position. Dr. Olanow has authored more than 300 publications primarily related to Parkinson’s disease and neurodegeneration. He is currently President of the Movement Disorder Society and Treasurer of the American Neurological Association.

Fabrizio Stocchi M.D., Ph.D, Clinical Advisor

Fabrizio Stocchi M.D., Ph.D, is a Professor of Neurology and Director of the Parkinson’s disease and Movement Disorders Research Centre at the Institute for Research and Medical Care, IRCCS San Raffaele, Rome, Italy. He is also a Scientific Advisor of the Institute for Parkinson’s Disease Research in Vicenza. Professor Stocchi was awarded his MD from the University of L’Aquila and his Ph.D from the University of Catania. Professor Stocchi’s research activities have centered on neuropharmacology in the field of movement disorders and neurodegenerative diseases. He has published many books and papers on the genetics, clinical diagnosis, characterization and treatment of Parkinson’s disease, as well as in preclinical research into the disease. He is an active member of 11 societies, including the Movement Disorder Society, the European Clinical Neuropharmacology Society and the European Federation Neurological Society.

Dr. Robin Walker, Scientific Advisor, Toxicology

Dr. Robin Walker is a consultant with CanBioPharma. He is an expert in nonclinical drug development and has successfully guided multiple new therapeutic agents through safety evaluation to development milestones including regulatory filings and marketing approval. Dr. Walker has a depth of scientific knowledge in nonclinical pharmacology, safety pharmacology, and pharmacokinetics to complement his expertise in toxicology. He is a diplomat of the American Board of Toxicology and has over 25 years’ experience in the pharmaceutical industry working for multinational companies. Dr. Walker graduated with a Doctor of Philosophy (Ph.D.), Pathology and Toxicology from Queen’s University.

Board of Directors

Tomer Gold, B.Sc., M.Sc., Director

Mr. Gold is currently the Vice President, Research & Development of Dexcel where he oversees a group of 150 scientists and engineers. He is responsible for the development, registration and launching of generic and innovative products throughout the world. Mr. Gold previously led the Pharmaceutical Development—European Union team of the Global Generic Research and Development branch of Teva Pharmaceuticals Ltd. His activities focused on the development of controlled release, enteric and immediate release products. Mr. Gold holds a B.Sc in Chemical Engineering and was granted a M.Sc. degree in Biomedical Engineering from the Technion - Israel Institute of Technology in Haifa, Israel.

Ronald Hosking, C.P.A., C.A., Director, Chair of the Audit Committee

Mr. Hosking is a Chartered Professional Accountant with 30 years of experience as a financial manager in the biotechnology and pharmaceutical industries. Mr. Hosking is currently the Chief Financial Officer at PlantForm Corporation. From 1997 to 2008, Mr. Hosking was Vice President Finance & Chief Financial Officer for PreMD Inc., a developer of point-of-care medical devices. He guided the company through seven public financings and onto the TSX (2000) and AMEX (2002) stock exchanges. He also helped negotiate out-licensing partnerships with McNeil Consumer Healthcare and AstraZeneca. Mr. Hosking is a graduate of the University of Toronto with a B.Com (Finance).

Tamar Howson, Director

Ms. Howson is a seasoned business development executive within the pharmaceutical industry, having formerly served as Senior Vice President at both Bristol-Myers Squibb and SmithKline Beecham. Ms. Howson currently serves as a business development and strategy consultant to biopharmaceutical companies and she also serves as a director at Actavis, Oxigene Pharmaceuticals, Cardax and Organovo. She has formerly served as a director at several biotechnology companies, including Ariad, Idenix Pharmaceuticals, NPS Pharmaceuticals, SkyePharma and Warner Chilcott. Ms. Howson holds an M.B.A from Columbia University, a M.S. from City University of New York, and a B.S. in Chemical Engineering from the Technion-Israel Institute of Technology.

Nan Hutchinson, Director

Ms. Hutchinson’s experience spans both multi-billion global corporations (Bristol-Myers Squibb and Johnson & Johnson) and mid-size ($200 million) privately held pharmaceutical companies. She has had global general manager responsibility for profit and loss statements in excess of $2 billion. Ms. Hutchinson and her team were responsible for the successful worldwide launch of blockbuster products such as Abilify, now a $6.5 billion antipsychotic drug. She has broad therapeutic experience in central nervous system, anti-infective and pain medications. The last company with which Ms. Hutchinson was involved doubled in revenue under her leadership and was later successfully acquired. Ms. Hutchinson holds a bachelor’s degree of commerce from Mount Allison University and a Master of Business Administration degree from Boston University.

Dr. Perry Molinoff, M.D., Director

Dr. Molinoff is a neuropharmacologist with an M.D. from Harvard University. Between 2003 and 2006 he was the Vice Provost for Research at the University of Pennsylvania. He holds a faculty position in the Department of Pharmacology and was the A.N. Richards Professor and Chairman of the Department of Pharmacology at the University of Pennsylvania from 1981 to 1995. He is also an Adjunct Professor of Physiology and Neuroscience at the Medical University of South Carolina, Charleston, SC. In addition to his faculty appointments, from January 1995 until March 2001, Dr. Molinoff was the Vice President for Neuroscience and Genitourinary Drug Discovery at Bristol-Myers Squibb Pharmaceutical Research Institute, where he was responsible for implementing and directing the Institute’s research efforts in these therapeutic areas. From September 2001 until November 2003, Dr. Molinoff served as Executive Vice President of Research and Development at Palatin Technologies, where he was responsible for all basic, preclinical and clinical research. Dr. Molinoff has been a member of the board of directors of both publicly traded and private companies including Palatin Technologies, Cypress Biosciences, Aegera Therapeutics and Cita Neuropharma. He is or has been a member of multiple editorial advisory boards for scientific and educational journals, has authored over 225 manuscripts and has authored or edited six books including two editions of Basic Neurochemistry and the 9th edition of Goodman and Gilman’s textbook, The Pharmacological Basis of Therapeutics.

Ilan Oren, B.A. Director

Mr. Oren is the Vice President of Business Development of Dexcel with responsibility over corporate strategy, strategic investment, mergers and acquisitions, and licensing transactions. Mr. Oren also currently serves as a director of Roivant Sciences. He was previously with L.E.K. Consulting providing strategic advice to clients in the biopharmaceutical industry, including biotech and specialty pharmaceutical companies. Mr. Oren holds a B.A. in Economics from Harvard University.

Rochelle Stenzler, B.Sc. Phm, ICD.D, Director, Chair of the Board

Mrs. Stenzler is currently the Chair of the Board of Directors of Cynapsus Therapeutics Inc., and also serves on both its Audit Committee and Corporate Governance and Compensation Committee. Rochelle has extensive experience as a senior operating executive in pharmacy retail and consumer packaged goods. Prior to establishing Rochelle Stenzler Consulting in 2004, she was President and Chief Executive Officer of Touchlogic Corporation. Previously, as President of International Operations for TLC Laser Eye Centers Inc., she served as co-Chief Operating Officer of a $300 million laser vision correction business. In 1997, Rochelle was named President of Revlon Canada Inc. where she played a key role in the company’s restructuring. Between 1976 and 1988, Rochelle held increasingly more responsible and senior positions in the pharmacy sector rising to Senior Vice President Operations at Pharma Plus Drugmarts Ltd. In 1992, she was named President and General Manager of Pharma Plus, a position she held until 1997. She also currently serves as a Board Director of the Humber River Hospital in Toronto, serving on its Governance, Quality Assurance and Finance Committees. In addition, Rochelle serves on the Advisory Board of Social Capital Partners, which is developing new approaches to addressing Canada’s employment challenges. She is the former Chair of Enwave Energy Corporation and Chairman, Executive Committee Member of the Canadian Association of Chain Drug Stores. Rochelle is a graduate of the University of Toronto with a BSc.Phm. and the Rotman School of Management, Institute of Corporate Directors, with an ICD.D.

GOVERNMENT REGULATION

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the FFDCA and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the United States Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s regulations relating to good laboratory practice (“GLP”);

•	submission to the FDA of an investigational new drug (“IND”) application, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with GMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including a Risk Evaluations and Mitigation Strategy (“REMS”), and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess safety of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND application. Some long-term preclinical testing, such as animal tests of reproductive AEs and carcinogenicity, may continue after the IND application is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the United States National Institutes of Health for public dissemination.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1:	The drug is initially introduced into healthy human subjects or patients with the target disease (e.g. PD) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:	The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:	The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and, more frequently, if serious AEs occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications.

NDAs for most new drug products are based on two full clinical trials that must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FFDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2). Section 505(b)(2) provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the RLD. The FDA may also require Section 505(b)(2) applicants to perform additional studies or measurements to support the change from the RLD. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical and/or clinical trials of the new product.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission has been accepted for filing, the FDA begins an in-depth substantive review. The FDA has specified performance goals in the review process of NDAs. For standard and priority NDAs concerning new molecular entities, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months and six months of the 60-day filing date, respectively. For standard and priority NDAs that do not concern a new molecular entity, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months and six months of receipt, respectively.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to ensure compliance with GCP.

The FDA may also require submission of a REMS plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

If the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with GMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain GMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	revisions to the approved labeling to add new safety information;

•	imposition of post-market studies or clinical trials to assess new safety risks;

•	imposition of distribution or other restrictions under a REMS program;

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the United States Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated NDAs for Generic Drugs

In 1984, with the passage of the Drug Price Competition and Patent Term Restoration Act, known as the Hatch-Waxman Act, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”) to the agency.

The Hatch-Waxman Act provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA or Section 505(b)(2) application referencing that drug may not be filed with the FDA until the expiration of five years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. APL-130277 will not be eligible for this type of exclusivity. Hatch-Waxman Act also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. In cases where such exclusivity has been granted, an ANDA or Section 505(b)(2) application referencing that drug may be filed, but not approved, during this three years of exclusivity. APL-130277 may be eligible for this type of three years of exclusivity.

For an ANDA, if a Paragraph IV certification is first filed, 180-day marketing exclusivity may be granted. NDAs filed under 505(b)(2) are not eligible for this 180 days of generic marketing exclusivity.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book: Approved Drug Products with Therapeutic Equivalence (the “Orange Book”). When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Currently, there are no unexpired patents listed in the Orange Book for Apokyn® or any apomorphine product.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification.

If the ANDA or Section 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or Section 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or Section 505(b)(2) application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or if a court issues a final order determining that the patent is invalid, unenforceable or not infringed.

Review and Approval of Drug Products in the European Union

Whether or not the Corporation obtains FDA approval for its drug candidate, the Corporation would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of its product in those countries or jurisdictions. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state.

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

In the European Union, a marketing application for a product that, although similar to an approved medicinal product does not qualify as a generic, may also seek to rely to some degree on the data in the dossier for the approved product. As with a generic product, the application may not be submitted until expiration of the data exclusivity period, and the product, if approved, may not be placed on the market until expiration of the market exclusivity period. Such an application must also contain data specific to the proposed product, however. The extent to which such a “hybrid” application requires new data is determined on a case-by-case basis by the competent authorities, based on the differences between the innovative medicinal product and the medicinal product subject to the hybrid application for marketing authorization. The purpose of the pre-clinical tests and clinical trials is to generate additional data that complement the data relating to the innovative medicinal product and to demonstrate the quality, safety and efficacy of the medicinal product for which authorization is sought.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other governmental authorities. Sales of the Corporation’s drug candidate, if approved, will depend, in part, on the extent to which the costs of the product will be covered by third party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for the Corporation’s product in the event it is approved for sale, the Corporation may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to enable the Corporation to maintain price levels high enough to realize an appropriate return on its investment in its product development.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect the Corporation’s business and its product. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations changed or what the impact of such changes, if any, may be.

Even if the Corporation receives regulatory approval for commercial sale of its product, the marketability of its product may suffer if the government and third party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and the Corporation expects will continue to increase the pressure on drug pricing. Coverage policies, third party reimbursement rates and drug pricing regulation may change at any time. In particular, the Affordable Care Act was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for the Corporation’s product once it receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health Care Law and Regulation

Health care providers, physicians and third party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third party payors and customers are subject to broadly applicable fraud and abuse and other health care laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal health care Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•	the United States False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	United States Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

•

the federal transparency requirements under the United States Health Care and Education Reconciliation Act of 2010 will require manufacturers of drugs, devices, biologics and medical supplies to report to the United States Department of Health and Human Services

information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations.

Efforts to ensure that the Corporation’s business arrangements with third parties will comply with applicable health care laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that the Corporation’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. If the Corporation’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to the Corporation, it may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded health care programs, such as Medicare and Medicaid, and the curtailment or restructuring of the Corporation’s operations. If any of the physicians or other providers or entities with whom the Corporation expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.

Environmental, Health and Safety Laws and Regulations

The Corporation is subject to, directly and indirectly, numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. The Corporation’s operations involve the use of hazardous materials, and the risk of injury, contamination or noncompliance with environmental, health and safety requirements cannot be eliminated. Although compliance with such laws and regulations has not had a material effect on the Corporation’s capital expenditures, earnings or competitive position, environmental, health and safety laws and regulations have tended to become increasingly stringent and, to the extent legal or regulatory changes occur in the future, they could result in, among other things, increased costs to the Corporation.

RISK FACTORS

An investment in the Corporation involves significant risks and must be considered speculative due to the nature of the Corporation’s business. Prospective purchasers of securities in the capital of the Corporation should carefully consider the following risk factors, as well as other information which is available at www.cynapsus.ca and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Risks Related to the Corporation’s Financial Position and Need for Additional Capital

The Corporation has incurred net losses since its inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future. The Corporation may never achieve or sustain profitability.

The Corporation has incurred net losses during each fiscal period since its inception. The Corporation’s net loss was $10,818,587 for the year ended December 31, 2014 and $4,433,287 for the year ended December 31, 2013. As of December 31, 2014, the Corporation had a deficit accumulated during the development stage of $32,510,652. The Corporation does not know when or whether it will become profitable. To date, the Corporation has not commercialized any products or generated any revenues from the sale of products, and it does not expect to generate any product revenues in the foreseeable future. The Corporation’s losses have resulted principally from costs incurred in its discovery and development activities. The Corporation’s net losses may fluctuate significantly from quarter to quarter and year to year

The Corporation has devoted most of its financial resources to research and development, including its clinical and preclinical development activities. To date, the Corporation has financed its operations primarily through the sale of equity securities and debt and, to a lesser extent, through grants from charitable foundations. The amount of the Corporation’s future net losses will depend, in part, on the rate of its future expenditures and its ability to obtain funding through equity or debt financings, strategic collaborations (such as licensing agreements or sale of a share of its revenue stream) or additional grants. The Corporation has not completed pivotal clinical trials for its drug candidate and it will be a few years, if ever, before the Corporation’s drug candidate is ready for commercialization. Even if the Corporation obtains regulatory approval to market its drug candidate, the Corporation’s future revenues (if any) will depend upon the size of any markets in which its drug candidate has received approval, and the Corporation’s ability to achieve sufficient market acceptance, reimbursement from third party payors and adequate market share for the Corporation’s drug candidate in those markets.

The Corporation expects to continue to incur significant expenses and increasing net losses for at least the next several years. The Corporation expects its expenses will increase substantially in connection with its ongoing activities, as the Corporation:

•	conducts its remaining Phase 3 clinical trials for APL-130277;

•	prepares and submits its Section 505(b)(2) NDA to the FDA;

•	seeks regulatory approval for APL-130277 in the United States and elsewhere;

•	locates and negotiates a commercialization transaction with a pharmaceutical partner;

•	adds personnel to support its product development and commercialization efforts; and

If the Corporation is required by the FDA, or any equivalent foreign regulatory authority to perform clinical trials or studies in addition to those the Corporation currently expects to conduct, or if there are any delays in completing the clinical trials of APL-130277, the Corporation’s expenses could increase.

To become and remain profitable, the Corporation must succeed in developing its drug candidate, obtaining regulatory approval for it, and manufacturing, marketing and selling its product when and if it obtains regulatory approval. The Corporation may not succeed in these activities, and it may never generate revenue from its product sales that is significant enough to achieve profitability. Even if the Corporation achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. The Corporation’s failure to become or remain profitable would depress its market value and could impair its ability to raise capital, expand its business, discover or develop other drug candidates or continue its operations. A decline in the value of the Corporation could cause investors to lose all or part of their investment.

The Corporation will require substantial additional financing to achieve its goals, and a failure to obtain this necessary capital when needed could force it to delay, limit, reduce or terminate its product development or commercialization efforts.

The Corporation’s cash and cash equivalents were $17,448,497 as of December 31, 2014, and based on the Corporation’s current operating plan, it believes that its existing cash and cash equivalents will be sufficient to fund activities into the second half of 2016. The Corporation believes that it will continue to expend substantial resources for the foreseeable future developing APL-130277, and, as a result, may need to raise additional capital. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies. In addition, other unanticipated costs may arise. Because the outcome of the Corporation’s planned and anticipated clinical trials is highly uncertain, it cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of its drug candidate. The Corporation’s costs will increase if it suffers any delays in its Phase 3 clinical trials for APL-130277, including, without limitation, delays in enrollment of patients.

The Corporation’s future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing APL-130277 and conducting preclinical studies and clinical trials in the United States and elsewhere;

•	the timing of, and the costs involved in, obtaining regulatory approvals in the United States and elsewhere for APL-130277 if clinical trials are successful;

•	the cost of commercialization activities for APL-130277, if the Corporation’s drug candidate is approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing APL-130277 for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	the Corporation’s ability to establish and maintain licensing or other arrangements with third parties and the financial terms of such agreements;

•	the Corporation’s ability to negotiate a commercialization transaction with a pharmaceutical partner;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt, and amount of sales of, or royalties on, the Corporation’s future product, if any.

The Corporation’s operating plan may change as a result of many factors currently unknown to the Corporation. As a result of these factors, the Corporation may need additional funds sooner than planned. In addition, the Corporation may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. Additional funds may not be available when the Corporation needs them on terms that are acceptable to it, or at all. If adequate funds are not available to the Corporation on a timely basis, it may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for its drug candidate or other activities that may be necessary to commercialize its drug candidate.

Raising additional capital may cause dilution to the Corporation’s existing shareholders, restrict the Corporation’s operations or require the Corporation to relinquish rights to its technologies or drug candidate on unfavorable terms to the Corporation.

The Corporation may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that the Corporation raises additional capital through the sale of equity or convertible debt securities, existing shareholders’ ownership interests will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or could otherwise adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting the Corporation’s ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or encumbering its assets to secure future indebtedness. If the Corporation raises additional funds through strategic partnerships with third parties, the Corporation may have to relinquish valuable rights to its technologies or drug candidate, or grant licenses on terms that are not favorable to the Corporation. If the Corporation is unable to raise additional funds through equity or debt financing when needed, the Corporation may be required to delay, limit, reduce or terminate its product development or commercialization efforts for APL-130277, or grant rights to develop and market its drug candidate that the Corporation would otherwise prefer to develop and market itself or on terms less favorable than the Corporation might otherwise negotiate.

Risks Related to Regulatory Review and Approval of the Corporation’s Drug Candidate

Clinical failure may occur at any stage of clinical development, and the Corporation may never succeed in developing marketable products or generating product revenue.

Although the active ingredient in APL-130277, apomorphine, has been used safely as apomorphine hydrochloride in injectable form for treatment for PD for a number of years, it has not previously been approved or demonstrated to be safe over an extended period of time in sublingual form. The Corporation’s early encouraging clinical results for APL-130277 are not necessarily predictive of the results of its ongoing or future clinical trials, including its anticipated Phase 3 clinical trials. Promising results in preclinical studies and early clinical trials of a drug candidate may not be predictive of similar results in humans during later clinical trials. Any further clinical trials that the Corporation may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market its drug candidate. If the results of the Corporation’s ongoing or future clinical trials are inconclusive with respect to the efficacy of its drug candidate or if the Corporation does not meet the clinical endpoints with statistical significance or if there are safety concerns associated with its drug candidate, the Corporation may be prevented or delayed in obtaining marketing approval for its drug candidate. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including, without limitation, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Alternatively, even if the Corporation obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The Corporation may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified REMS. The failure to obtain timely regulatory approval of the Corporation’s drug candidate, any product marketing limitations or a product withdrawal would negatively impact its business, results of operations and financial condition.

Delays in the commencement, enrollment or completion of clinical trials of the Corporation’s drug candidate could result in increased costs to the Corporation as well as a delay or failure in obtaining regulatory approval, or prevent the Corporation from commercializing its drug candidate on a timely basis, or at all.

The Corporation cannot guarantee that clinical trials, including those associated with its anticipated Phase 3 clinical trials for APL-130277, will be conducted as planned or completed on schedule, if at all. A failure or delay of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include, without limitation:

•	delays by the Corporation in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs and clinical trial sites;

•	delays in obtaining required IRB approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in clinical trials;

•	delays due to higher than expected rate of patient discontinuation;

•	imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;

•	failure by CROs, other third parties or the Corporation to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s GCP, or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of the Corporation’s drug candidate to the clinical sites;

•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

•	delays in clinical trial site start-up;

•	occurrence of serious AEs in clinical trials that are associated with the Corporation’s drug candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Delays, including delays caused by the above or other factors, can be costly and could negatively affect the Corporation’s ability to complete a clinical trial as well as the price of its Common Shares. If the Corporation is not able to successfully complete clinical trials, the Corporation will not be able to obtain regulatory approval and will not be able to commercialize the Corporation’s drug candidate.

Clinical development, regulatory review and approval of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If the Corporation is ultimately unable to obtain regulatory approval for its drug candidate, its business will be substantially harmed.

The Corporation’s drug candidate will be subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of the Corporation’s drug candidate, the Corporation must demonstrate through extensive preclinical studies and clinical trials that its drug candidate is safe and effective for use in the target indication.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of the Corporation’s drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. The Corporation has not obtained regulatory approval for its drug candidate in any jurisdiction, and it is possible that its drug candidate will never obtain regulatory approval in any jurisdiction. In addition, the Corporation may gain regulatory approval for APL-130277 in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for its product, if approved.

Applications for the Corporation’s drug candidate could be delayed or could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of the Corporation’s clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which the Corporation seeks approval;

•	the FDA or comparable foreign regulatory authorities may disagree with the Corporation’s interpretation of data from nonclinical studies or clinical trials;

•	the data collected from clinical trials of the Corporation’s drug candidate may not be sufficient to support the submission of a NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA may determine that the Corporation cannot rely on Section 505(b)(2) for its drug candidate, in which case the Corporation may be required to conduct additional clinical trials, provide additional data and information and meet additional standards for product approval, resulting in increased time and financial resources required to obtain FDA approval for the Corporation’s drug candidate;

•	the FDA may not grant the Corporation’s drug candidate three years marketing exclusivity under the United States Drug Price Competition and Patent Term Restoration Act of 1984;

•	the FDA may determine that the Corporation has identified the wrong RLD or RLDs or that approval of a Section 505(b)(2) application for the Corporation’s drug candidate is blocked by patent or non-patent exclusivity of the RLD or RLDs;

•	the FDA may require the Corporation to conduct additional clinical trials depending on the safety data from the Corporation’s planned future clinical trials, including its anticipated Phase 3 clinical trials for APL-130277;

•	the Corporation may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that its drug candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third party manufacturers with which the Corporation contracts for clinical and commercial supplies;

•	the Corporation or any third party service providers may be unable to demonstrate compliance with cGMP to the satisfaction of the FDA or comparable foreign regulatory authorities which could result in delays in regulatory approval or require the Corporation to withdraw or recall products and interrupt commercial supply of its products; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Corporation’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in the Corporation’s failing to obtain regulatory approval to market its drug candidate, which would significantly harm the Corporation’s business, results of operations, and prospects.

The Corporation currently has only one drug candidate, APL-130277, in clinical trials and is substantially dependent on this single drug candidate. A failure of this drug candidate in clinical development would significantly adversely affect the Corporation’s business.

APL-130277 is the Corporation’s only drug candidate. If the Corporation was required to discontinue development of APL-130277 or if APL-130277 does not receive regulatory approval or fails to achieve sufficient market acceptance, the Corporation would be delayed by many years in its ability to achieve profitability, if ever. In such event, the Corporation’s business will be significantly adversely affected.

If the Corporation fails to obtain regulatory approval in jurisdictions outside the United States, the Corporation will not be able to market the Corporation’s products in those jurisdictions.

The Corporation intends to market its drug candidate, APL-130277, if approved, in international markets either directly or through partnerships. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing that the Corporation is not required to perform in order to obtain regulatory approval in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. The Corporation may not obtain foreign regulatory approvals on a timely basis, if at all. The Corporation may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its product in any market. If the Corporation and/or any future partner are unable to obtain regulatory approval for

APL-130277 in one or more significant foreign jurisdictions, then the commercial opportunity for APL-130277, and the Corporation’s financial condition, will be adversely affected.

Even if the Corporation receives regulatory approval for its drug candidate, its product will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, the Corporation’s product, if approved, could be subject to labeling and other restrictions, and the Corporation may be subject to penalties if the Corporation fails to comply with regulatory requirements or experience unanticipated problems with the Corporation’s product.

Any regulatory approvals that the Corporation receives for its drug candidate may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy. In addition, if the FDA or comparable foreign regulatory authorities approve the Corporation’s drug candidate, the manufacturing process, labeling, packaging, distribution, AE reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP, for any clinical trials that the Corporation conducts post-approval.

Later discovery of previously unknown problems with the Corporation’s approved product, including AEs of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA or comparable foreign regulatory authorities to approve supplements to approved applications filed by the Corporation, or suspension or revocation of product license approval;

•	product seizure or detention, or refusal to permit the import or export of the Corporation’s product; and

•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA and comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of the Corporation’s drug candidate in the United States or foreign jurisdictions. The Corporation cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If the Corporation is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, the Corporation may lose any marketing approval that may have been obtained and the Corporation may not achieve or sustain profitability, which would adversely affect its business.

The Corporation’s drug candidate may cause undesirable side effects or have other properties that delay or prevent its regulatory approval or limit its commercial potential.

Undesirable side effects caused by the Corporation’s drug candidate could cause the Corporation or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Serious AEs deemed to be caused by the Corporation’s drug candidate could have a material adverse effect on the development of its drug candidate and its business as a whole. The AEs seen in clinical studies in healthy volunteers and Parkinson’s disease patients to date reflect typical dopaminergic AEs seen with all dopaminergic medications. The Corporation’s understanding of the relationship between APL-130277 and these events may change as the Corporation gathers more information, and additional unexpected AEs may occur. In addition, although apomorphine has been in use for over 20 years, the long-term impact of using apomorphine in sublingual delivery form is not well understood.

If the Corporation or others identify undesirable side effects caused by the Corporation’s drug candidate either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including, without limitation:

•	the Corporation’s clinical trials may be put on hold;

•	the Corporation may be unable to obtain regulatory approval for its drug candidate;

•	regulatory authorities may withdraw approvals of the Corporation’s drug candidate;

•	regulatory authorities may require additional warnings on the label;

•	a medication guide outlining the risks of such side effects for distribution to patients may be required;

•	the Corporation could be sued and held liable for harm caused to patients; and

•	the Corporation’s reputation may suffer.

Any of these events could prevent the Corporation from achieving or maintaining market acceptance of the Corporation’s drug candidate and could substantially increase commercialization costs.

Risks related to development and manufacturing of the Corporation’s drug candidate and its reliance on third parties

The Corporation relies on third parties to supply APIs and manufacture its sublingual thin filmstrip formulation of apomorphine. The Corporation does not have long-term contracts with such manufacturers or suppliers.

The Corporation depends on third party suppliers of APIs and third party contract manufacturing organizations for all clinical supply of APL-130277, its sublingual thin filmstrip formulation of apomorphine, for use in its clinical trials. Any problems the Corporation experiences with any such third parties could delay the manufacturing of its drug candidate, which could harm its results of operations.

Other than the ARx Agreement, the Corporation does not currently have a long-term manufacturing contract for its sublingual thin filmstrip formulation of apomorphine. The Corporation receives this drug substance for use in its clinical trials of its drug candidate on a purchase order basis.

The Corporation expects that third party contract manufacturing organizations will be able to provide sufficient quantities of the Corporation’s sublingual thin filmstrip formulation of apomorphine for the initiation of the Corporation’s Phase 3 clinical trials and for marketing its drug candidate if and when it is approved, the Corporation may be unable to enter into long-term agreements or agreements that would provide sufficient quantities of its drug candidate.

As the Corporation does not have agreements in place that guarantee the supply or the price of its drug candidate, any significant delay in the acquisition or decrease in the availability of such material could considerably delay the manufacturing of its drug candidate, which could adversely impact the timing of any planned trials or the regulatory approval of its drug candidate. If the Corporation is unable to arrange for alternative third party sources, or to do so on commercially reasonable terms or in a timely manner, the Corporation may be delayed in the development of its drug candidate.

Reliance on third party manufacturers entails risks to which the Corporation would not be subject if the Corporation manufactured its drug candidate itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the agreement by the third party because of factors beyond the Corporation’s control (including a failure to manufacture its drug candidate in accordance with its specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to the Corporation. The Corporation may therefore be subject to unexpected increases in the cost of its supplies, which may far exceed the cost of producing a drug substance and require increased capital expenditures.

The Corporation is subject to a number of risks relating to its third party service providers, any of which could substantially increase its costs and limit supply of its products.

If the Corporation’s offices or any facility of its third party service providers, such as the CROs, contract manufacturing organizations and API suppliers that the Corporation utilizes to develop and manufacture its drug candidate, were to suffer an accident or a force majeure event such as major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of its backup generators or other similar event, the Corporation could be materially adversely affected and any of its clinical trials could be materially delayed. Such an extended shut down may force the Corporation to procure a new research and development facility or another manufacturer or supplier, which could be time-consuming and costly. During this period, the Corporation may be unable to receive its drug candidates.

The process of manufacturing the active drug in the Corporation’s drug candidate, its sublingual thin filmstrip formulation of apomorphine, is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for the Corporation’s drug candidates could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in the Corporation’s drug candidate or in the manufacturing facilities in which the Corporation’s drug candidate is or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for the Corporation’s drug candidate may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of its drug candidate. The Corporation may also have to take inventory write-offs and incur other charges and expenses for its drug candidate that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

The ability of the Corporation’s third party manufacturers to continue manufacturing and supplying its drug candidate depends on their continued adherence to cGMP regulations.

The manufacturing processes for the Corporation’s drug candidate are governed by detailed cGMP regulations. Failure by third party manufacturers and quality operations units to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Adherence to cGMP regulations and the effectiveness of the Corporation’s quality control systems are periodically assessed through inspections of manufacturing facilities by regulatory authorities. Such inspections could result in deficiency citations, which would require action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if recurrences are not prevented, the Corporation may have to recall product or suspend operations until appropriate measures are implemented. Since cGMP reflects ever-evolving standards, manufacturing processes and procedures must be regularly updated to comply with cGMP. These changes may cause the Corporation to incur additional costs and may adversely impact its results of operations. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of the Corporation’s drug candidate.

If the Corporation changes the manufacturers of its drug candidate, the Corporation may be required to conduct comparability studies evaluating the manufacturing processes of the drug candidate.

The FDA and other regulatory authorities maintain strict requirements governing the manufacturing process for medical delivery systems, such as the thin filmstrips used to deliver the apomorphine sublingually in the Corporation’s drug candidate. For example, when a manufacturer seeks to modify or change that process, the FDA typically requires the applicant to conduct non-clinical and, depending on the magnitude of the changes, potentially clinical comparability studies that evaluate the potential differences in the drug candidate resulting from the change in the manufacturing process. Delays in designing and completing a comparability study to the satisfaction of the FDA or other regulatory agencies could delay or preclude its development plans and, thereby, delay its ability to receive marketing approval, or limit its revenue and growth once the Corporation’s drug candidate is approved. In addition, in the event that the FDA or other regulatory agencies do not accept non-clinical comparability data, the Corporation may need to conduct a study involving dosing of patients comparing the two products. That study may result in a delay of the approval or launch of the Corporation’s drug candidate.

The Corporation relies on third parties to conduct preclinical studies and clinical trials for APL-130277, and if they do not properly and successfully perform their obligations to the Corporation, the Corporation may not be able to obtain regulatory approvals for APL-130277.

The Corporation has designed the clinical trials for APL-130277. However, the Corporation relies on CROs and other third parties to assist in managing, monitoring and otherwise carrying out many of these trials. The Corporation competes with many other companies for the resources of these third parties. The third parties on whom the Corporation relies generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of its drug candidate.

The FDA and comparable foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although the Corporation relies on third parties to conduct many of its clinical trials, they are not the Corporation’s employees, and the Corporation is responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements. The Corporation’s reliance on these third parties for research and development activities will reduce its control over these activities but will not relieve the Corporation of its responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of the Corporation’s drug candidate may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, the Corporation may not be able to obtain regulatory approval of its drug candidate on a timely basis or at all.

The Corporation may not be successful in establishing and maintaining strategic partnerships, which could adversely affect its ability to develop and commercialize products, negatively impacting its operating results.

The Corporation continues to evaluate and, as deemed appropriate, the Corporation expects to enter into partnerships in the future when strategically attractive, with one or more pharmaceutical companies for the development and commercialization of APL-130277 in the United States, Europe, Japan and other countries outside of the United States. The Corporation faces significant competition in seeking appropriate partners for its drug candidate, and the negotiation process is time-consuming and complex. In order for the Corporation to successfully partner its drug candidate, potential partners must view this drug candidate as economically valuable in markets they determine to be attractive in light of the terms that the Corporation is seeking and other available products for development and commercialization or licensing by other companies. Even if the Corporation is successful in its efforts to establish strategic partnerships, the terms that the Corporation agrees upon may not be favorable to the Corporation, and the Corporation may not be able to maintain such strategic partnerships if, for example, development or approval of the Corporation’s drug candidate is delayed or sales of its approved product are disappointing. Any delay in entering into strategic partnership agreements related to the Corporation’s drug candidate could delay the development and commercialization of its drug candidate and reduce its competitiveness even if it reaches the market.

If the Corporation fails to establish and maintain strategic partnerships related to its drug candidate, the Corporation will bear all of the risk and costs related to the development and commercialization of its drug candidate, and the Corporation may need to seek additional financing, hire additional employees and otherwise develop expertise, such as regulatory expertise, for which the Corporation has not budgeted. This could negatively affect the development of the Corporation’s unpartnered drug candidate.

Risks Related to Commercialization of the Corporation’s Drug Candidate

The Corporation’s future commercial success depends upon attaining significant market acceptance of its drug candidate, if approved, among physicians, patients and health care payors.

Even if the Corporation obtains regulatory approval for APL-130277, its drug candidate may not gain market acceptance among physicians, health care payors (both private insurers and government programs, such as Medicare and Medicaid), patients and the medical community. Market acceptance of the Corporation’s approved product depends on a number of factors, including, without limitation:

•	the efficacy and safety of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of the Corporation’s sales and marketing efforts.

Market acceptance is critical to the Corporation’s ability to generate significant revenue and become profitable. The Corporation’s drug candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If the Corporation’s approved product is not accepted by the market to the extent that the Corporation expects, the Corporation may not be able to generate significant revenue and its business would suffer.

The market for the Corporation’s drug candidate may not be as large as the Corporation expects.

The Corporation’s estimates of the potential market opportunity for APL-130277 include several key assumptions based on its industry knowledge, industry publications, third party research reports and other surveys, and primary market research with health care providers, payors and patients. These assumptions include the prevalence and growth of PD, the percentage of patients receiving apomorphine as part of their treatment regimen and the percentage of these patients experiencing OFF episodes. While the Corporation believes that its internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for APL-130277 could be smaller than the Corporation’s estimates of its potential market opportunity. If the actual market for APL-130277 is smaller than the Corporation expects, its product revenue may be limited and it may be more difficult for the Corporation to achieve or maintain profitability.

In addition, final product labeling specifically lists the approved therapeutic indications, the types of patients that should be treated with the product, how frequently and for how long these patients should be treated and how treatment should be initiated. While physicians are free to use the product as they choose, any pharmaceutical company partner and the Corporation are prohibited from marketing or promoting the product outside these approved indications and uses. Should final approved labeling differ materially from the Corporation’s proposed labeling, the actual market for APL-130277 could be smaller than the Corporation’s estimates of its potential market opportunity.

The Corporation currently has no sales and marketing staff and no product distribution network. If the Corporation is unable to establish sales and marketing arrangements, the Corporation will not be successful in commercializing its products.

The Corporation does not currently have a sales or marketing infrastructure and does not have experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for the Corporation’s drug candidate in the United States, Europe and other jurisdictions, the Corporation may enter sales, marketing and distribution agreements with third parties in respect of the commercialization of its drug candidates in such jurisdictions. Entering into arrangements with third parties to perform these services may result in lower product revenues and profitability, if any, than if the Corporation were to market, sell and distribute its product itself. In addition, the Corporation may not be successful in entering into arrangements with third parties in the future to sell, market and distribute its product or may be unable to do so on terms that are favorable to it. The Corporation likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market the Corporation’s product effectively.

Reimbursement may be limited or unavailable in certain market segments for the Corporation’s drug candidate, which could make it difficult for the Corporation to sell its product profitably.

In both domestic and foreign markets, sales of the Corporation’s drug candidate, if approved, will depend, in part, on the extent to which the costs of its product will be covered by third party payors, such as government health programs, commercial insurance and managed health care organizations. These third party payors decide which drugs will be covered and establish reimbursement levels for those drugs. The containment of health care costs has become a priority of governments in the United States, Europe and elsewhere as well as private third party payors. The prices of drugs have been a focus in this effort. Governments and private third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect the Corporation’s ability to sell its drug candidate profitably. Cost-control initiatives could cause the Corporation to decrease the price the Corporation might establish for its product, which could result in lower than anticipated product revenues.

In the United States, the Corporation will need to obtain approvals for payment for its drug candidate from private insurers, including managed care organizations, and from the governmental health care programs including Medicare and Medicaid. Coverage and reimbursement by a third party payor may depend upon a number of factors, including the third party payor’s determination that use of the Corporation’s product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Adverse pricing limitations may hinder the Corporation’s ability to recoup its investment in APL-130277, even if such drug candidate obtains marketing approval.

Obtaining coverage and reimbursement approval for the Corporation’s product from a government or other third party payor is a time consuming and costly process that could require the Corporation to provide supporting scientific, clinical and cost-effectiveness data for the use of its product to the payor. Further, there is significant uncertainty related to third party payor coverage and reimbursement of newly approved drugs, including those with novel formulations such as APL-130277. The Corporation may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. The Corporation cannot be sure that coverage or adequate reimbursement will be available for its drug candidate. Also, the Corporation cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, its product. If reimbursement is not available or is available only to limited levels, the Corporation may not be able to commercialize its product. In addition, in the

United States, third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

Price controls may be imposed in foreign markets, which may adversely affect the Corporation’s future profitability.

In some countries other than the United States, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, the Corporation may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of its drug candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of the Corporation’s product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business could be adversely affected.

The impact on the Corporation of health care reform legislation and other changes in the health care industry and in health care spending is currently unknown, and may adversely affect its business model.

The Corporation’s revenue prospects could be affected by changes in health care spending and policy in the United States and abroad. The Corporation operates in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to health care availability, the method of delivery or payment for health care products and services could negatively impact the Corporation’s business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals and initiatives within the United States and foreign governments directed at broadening the availability of health care and containing or lowering the cost of health care. The Corporation cannot predict the initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. These legislative and/or regulatory changes may negatively impact the reimbursement for drug products, following approval, and thus affect the Corporation’s ability to sell its product profitably. The continuing efforts of governments, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	the demand for the Corporation’s product if it obtains regulatory approval;

•	the Corporation’s ability to set a price that the Corporation believes is fair for its product;

•	the Corporation’s ability to obtain coverage and reimbursement approval for its product;

•	the Corporation’s ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that the Corporation is required to pay; and

•	the Corporation’s access to capital.

Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant taxes or fees that may be imposed on the Corporation, as part of any broader deficit reduction effort or legislative replacement to the United States Budget Control Act, could have an adverse impact on the Corporation’s anticipated product revenues.

The Corporation faces substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, the Corporation does.

The development and commercialization of new drug products is highly competitive. The Corporation’s future success depends on its ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of its drug candidate. The Corporation’s product, whether the Corporation commercializes it on its own or with strategic partners, may compete with existing, market-leading products.

The availability of the Corporation’s competitors’ products could limit the demand, and the price the Corporation is able to charge, for its drug candidate that the Corporation may develop and commercialize.

Risks Related to the Corporation’s Intellectual Property

If the Corporation is unable to obtain or protect intellectual property rights related to its drug candidate, the Corporation may not be able to compete effectively.

The Corporation’s success depends in large part on its ability to obtain and maintain protection with respect to its intellectual property and proprietary technology. The Corporation relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to APL-130277. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. The patent applications that the Corporation owns or in-licenses may fail to result in issued patents, and if they do, such patents may not cover the Corporation’s drug candidate in the United States, the European Union, Canada or in other countries. The patent prosecution process is expensive and time-consuming, and the Corporation may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Corporation may fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. There is no assurance that all potentially relevant prior art relating to the Corporation’s patents and patent applications have been found. The Corporation may be unaware of prior art that could be used to invalidate an issued patent or prevent its pending patent applications from issuing as patents. The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. Therefore, even if patents do successfully issue and even if such patents cover its drug candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, the Corporation’s patents and patent applications may not adequately protect its intellectual property, provide exclusivity for the Corporation’s drug candidate, prevent others from designing around the Corporation’s claims or otherwise provide it with a competitive advantage.

Additionally, the Corporation’s confidentiality agreements and other contractual protections may not be adequate to protect the Corporation’s intellectual property from unauthorized disclosure, third party infringement or misappropriation. The Corporation may not have adequate remedies in the case of a breach of any such agreements, and its trade secrets and other proprietary information could be disclosed to its competitors or others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to its trade secrets or disclose such technologies. ARx is a non-exclusive licensee in fields other than generic APL-130277 applications of one of the Corporation’s patent families. Accordingly, ARx has some freedom to operate with respect to these patents. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Canada, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for the Corporation to stop the infringement of its owned patents. Any of these outcomes could impair the Corporation’s ability to prevent competition from third parties, which may have an adverse impact on its business.

If patent applications the Corporation owns or has licensed with respect to its drug candidate fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with the Corporation. The Corporation cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to the Corporation could deprive it of rights necessary for the successful commercialization of its drug candidate. Since patent applications in the United States, Canada and most other countries are confidential for a period of time after filing, and some remain so until issued, the Corporation cannot be certain that it was the first to file any patent application related to its drug candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by the USPTO or a third party to determine who was the first to invent any of the subject matter covered by the patent claims of the Corporation’s applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If the Corporation encounters delays in obtaining regulatory approvals, the period of time during which the Corporation could market its product under patent protection could be reduced. Even if patents covering the Corporation’s drug candidate are obtained, once the patent life has expired for a product, the Corporation may be open to competition from similar or generic products. The launch of a generic version of the Corporation’s product in particular would be likely to result in an immediate and substantial reduction in the demand for its product, which could have a material adverse effect on its business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Corporation’s patent applications and the enforcement or defense of its issued patents. On September 16, 2011, the United States Leahy-Smith America Invents Act (the “AIA”), was signed into law. The AIA includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. The USPTO recently developed new regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the AIA will have on the operation of the Corporation’s business. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of the Corporation’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on the Corporation’s business and financial condition.

Obtaining and maintaining the Corporation’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the Corporation’s patent protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In this event, competitors might be able to enter the market earlier than would otherwise have been the case.

Any loss of patent protection could have a material adverse impact on the Corporation’s business. The Corporation may be unable to prevent competitors from entering the market with a product that is similar to or the same as its product.

The Corporation may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe the Corporation’s patents or misappropriate or otherwise violate its intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend the Corporation’s intellectual property rights, to protect its trade secrets and/or to determine the validity and scope of its own intellectual property rights or the proprietary rights of others. Such litigation can be expensive and time consuming, and any such claims could provoke defendants to assert counterclaims against the Corporation, including claims alleging that the Corporation infringe their patents or other intellectual property rights. Many of the Corporation’s current and potential competitors have the ability to dedicate substantially greater resources to litigate intellectual property rights than the Corporation can. Accordingly, despite the Corporation’s efforts, it may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Litigation could result in substantial costs and diversion of management attention and resources, which could harm the Corporation’s business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to the Corporation is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the Corporation’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of the Corporation’s patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation.

Third party claims of intellectual property infringement or misappropriation may prevent or delay the Corporation’s development and commercialization efforts.

The Corporation’s commercial success depends in part on the Corporation not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which the Corporation is developing its drug candidate. As the pharmaceutical industries expand and more patents are issued, the risk increases that the Corporation’s drug candidate may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that the Corporation, its customers, licensees or parties indemnified by the Corporation are employing their proprietary technology without authorization or have infringed upon, misappropriated or otherwise violated their intellectual property or other rights. For example, the Corporation may be subject to claims that it is infringing the patent, trademark or copyright rights of third parties, or that the Corporation’s employees have misappropriated or divulged their former employers’ trade secrets or confidential information. There may be third party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of the Corporation’s drug candidate, which the Corporation failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing, and sometimes not at all. Therefore, patent applications covering the Corporation’s drug candidate could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the Corporation’s platform technologies, its drug candidate or the use or manufacture of its drug candidate.

If any third party patents were held by a court of competent jurisdiction to cover aspects of the Corporation’s drug candidate, including the materials, formulations, methods of manufacture, methods of analysis, and/or methods for treatment, the holders of any such patents would be able to block the Corporation’s ability to develop and commercialize its drug candidate until such patent expired or unless the Corporation obtains a license. Such licenses may not be available on acceptable terms, if at all. Even if the Corporation was able to obtain a license, the rights may be nonexclusive, which could result in its competitors gaining access to the same intellectual property. Ultimately, the Corporation could be prevented from commercializing its product, or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, the Corporation is unable to enter into licenses on acceptable terms.

Parties making claims against the Corporation may obtain injunctive or other equitable relief, which could effectively block the Corporation’s ability to further develop and commercialize its drug candidate. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if the Corporation were to ultimately prevail, or to settle at an early stage, such litigation could burden it with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of the Corporation’s management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against the Corporation, in addition to potential injunctive relief, the Corporation may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing product or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

The Corporation may face a claim of misappropriation if a third party believes that the Corporation inappropriately obtained and used trade secrets of such third party. If the Corporation is found to have misappropriated a third party’s trade secrets, the Corporation may be prevented from further using such trade secrets, limiting its ability to develop its drug candidate, and the Corporation may be required to pay damages.

During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of the Corporation’s product or intellectual property could be diminished. Accordingly, the market price of the Corporation’s common shares may decline.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, the Corporation relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that the Corporation elects not to patent, processes for which patents are difficult to enforce and any other elements of the Corporation’s platform technology and discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. The Corporation seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, and outside scientific advisors, contractors and collaborators. Although the Corporation uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors, or outside scientific advisors might intentionally or inadvertently disclose the Corporation’s trade secret information to competitors. In addition, competitors may otherwise gain access to the Corporation’s trade secrets or independently develop substantially equivalent information and techniques.

Enforcing a claim that a third party illegally obtained and is using any of the Corporation’s trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Misappropriation or unauthorized disclosure of the Corporation’s trade secrets could impair its competitive position and may have a material adverse effect on its business.

Risks Related to the Corporation’s Business and Industry

If the Corporation fails to attract and keep senior management and key scientific personnel, the Corporation may be unable to successfully develop its drug candidate, conduct its clinical trials and commercialize its drug candidate.

The Corporation is highly dependent on members of its senior management, including Anthony Giovinazzo, its President and Chief Executive Officer, Albert Agro, M.D., its Chief Medical Officer, Thierry Bilbault, its Chief Scientific Officer and Executive Vice President, CMC, and Andrew Williams, its Chief Operating Officer and Chief Financial Officer. The loss of the services of any of these persons could impede the achievement of the Corporation’s research, development and commercialization objectives. Also, each of these persons may terminate their employment with the Corporation at any time. The Corporation does not maintain “key person” insurance for any of its executives or other employees.

Recruiting and retaining qualified scientific and clinical personnel will also be critical to the Corporation’s success. The Corporation may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Corporation also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the Corporation relies on consultants and advisors, including scientific and clinical advisors, to assist the Corporation in formulating its research and development and commercialization strategy. The Corporation’s consultants and advisors, including its scientific founders, may be employed by employers other than the Corporation and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Corporation.

The Corporation may encounter difficulties in managing its growth and expanding its operations successfully.

As the Corporation seeks to advance its drug candidate through clinical trials and commercialization, the Corporation will need to expand its development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for the Corporation. As the Corporation’s operations expand, the Corporation expects that it will need to manage additional relationships with one or more strategic partners, and with suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. The Corporation’s future financial performance and its ability to commercialize its drug candidate and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Corporation must be able to manage its development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and, if necessary, sales and marketing personnel. Due to the Corporation’s limited financial resources, the Corporation may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent the Corporation from successfully growing its company or disrupt its operations.

The Corporation’s relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third party payors are, and will continue to be, subject, directly and indirectly, to health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If the Corporation is unable to comply, or has not fully complied, with such laws, the Corporation could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other government health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of the Corporation’s operations.

The Corporation’s business operations and activities may be directly or indirectly subject to various fraud and abuse laws, including, without limitation, the United States federal Anti-Kickback Statute and the United States False Claims Act. If the Corporation obtains FDA approval for its drug candidate and begins commercializing its product in the United States, its potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, the Corporation’s current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, the Corporation may be subject to patient privacy regulation by the federal government and state governments in which the Corporation conducts its business. The laws that may affect the Corporation’s ability to operate include, but are not limited to:

•	the United States federal health care Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal health care program, such as the Medicare and Medicaid programs;

•

United States federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items or services relating to health care matters;

•	the HIPAA, as amended by the United States Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, which impose requirements on certain covered health care providers, health plans, and health care clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

•	the United States federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician or a member of the physician’s family has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	the United States Physician Payments Sunshine Act, created under Section 6002 of the United States Patient Protection and Affordable Care Act, as amended by the United States Health Care and Education Reconciliation Act of 2010, (collectively, the “ACA”), and its implementing regulations requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, with data collection required beginning August 1, 2013 and reporting to the Centers for Medicare & Medicaid Services required by March 31, 2014 and by the 90th day of each subsequent calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

federal government price reporting laws, changed by the ACA to, among other things, increase the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and offer such rebates to additional populations, that require the Corporation to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on the Corporation’s marketed drugs (participation in these programs and compliance with the applicable requirements may subject the Corporation to potentially significant discounts on its products, increased infrastructure costs, and potentially limit the Corporation’s ability to offer certain marketplace discounts);

•	the United States Foreign Corrupt Practices Act, which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and

•	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, consumer protection and unfair competition laws which may apply to the Corporation’s business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving health care items or services reimbursed by any third party payor, including commercial insurers; state laws that require biotech companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to health care providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to health care professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on the Corporation’s business and/or increase enforcement scrutiny of its activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In addition, the regulatory approval and commercialization of the Corporation’s drug candidate outside the United States will also likely subject the Corporation to foreign equivalents of the health care laws mentioned above, among other foreign laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Corporation’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reforms have strengthened some of these laws. Efforts to ensure that the Corporation’s business arrangements will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that the Corporation’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other health care laws and regulations. If the Corporation’s operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to the Corporation, the Corporation may be subject to penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other state and federal government health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of the Corporation’s operations, any of which could materially adversely affect its ability to operate its business and its financial results.

The Corporation may experience a security breach that could lead to the loss of critical information.

The Corporation’s business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of the Corporation’s computer systems make them potentially vulnerable to breakdown, malicious intrusion, malware and other cyber-attacks, which may result in the impairment of production and key business processes. In addition, the Corporation’s systems are potentially vulnerable to data security breaches – whether by employees or others – which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of the Corporation’s employees, clinical trial patients, partners and others. Such disruptions and breaches of data security could have a material adverse effect on the Corporation’s business, reputation, and financial condition, could cause significant interruptions in the Corporation’s operations and impair its ability to conduct its business and comply with regulations during the occurrence of any such incident.

The Corporation’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

The Corporation is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards the Corporation has established, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to the Corporation. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Corporation’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions the Corporation takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Corporation’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of the Corporation’s operations, any of which could adversely affect its ability to operate its business and its results of operations.

If product liability lawsuits are brought against the Corporation, it may incur substantial liabilities and may be required to limit commercialization of its drug candidate.

The Corporation faces an inherent risk of product liability as a result of the clinical testing of its drug candidate and will face an even greater risk if the Corporation commercializes its product. For example, the Corporation may be sued if the product the Corporation develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If the Corporation cannot successfully defend itself against product liability claims, the Corporation may incur substantial liabilities or be required to limit commercialization of its drug candidate. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in, without limitation:

•	injury to the Corporation’s reputation;

•	decreased demand for the Corporation’s drug candidate;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigations;

•	a diversion of management’s time and the Corporation’s resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize the Corporation’s drug candidate; and

•	a decline in the Corporation’s share price.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of the Corporation’s product. The Corporation currently carries product liability insurance covering its clinical trials. Although the Corporation maintains such insurance, any claim that may be brought against the Corporation could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by the Corporation’s insurance or that is in excess of the limits of its insurance coverage. The Corporation’s insurance policies also have various exclusions, and the Corporation may be subject to a product liability claim for which the Corporation has no coverage. The Corporation will have to pay any amounts awarded by a court or negotiated in a settlement that exceeds its coverage limitations or that are not covered by its insurance, and the Corporation may not have, or be able to obtain, sufficient capital to pay such amounts. If the Corporation is unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of the Corporation’s drug candidate, which could adversely affect its business, financial condition, results of operations and prospects.

The Corporation and its third party contract manufacturers must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose the Corporation to significant costs or liabilities.

The Corporation and its third party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of the Corporation’s business, and the Corporation cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, the Corporation could be held liable for any resulting damages and any such liability could exceed the Corporation’s assets and resources. The Corporation could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. The Corporation is uninsured for third party injury from contamination.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. The Corporation may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Corporation’s research, development or production efforts. The Corporation’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of the Corporation’s third party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with the Corporation’s drug candidate, the Corporation could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of its drug candidate or product.

Risks Related to the Corporation’s Common Shares

If the Corporation is a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders (as defined below) of the Corporation’s Common Shares.

Based on estimates of the composition of the Corporation’s income and the value of its assets, the Corporation believes that it may be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year.

The Corporation will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holders could be subject to adverse U.S. federal income tax consequences (whether or not the Corporation continue to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements.

The term “U.S. Holder” means a holder of a common share of the Corporation that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

U.S. Holders are urged to consult their own tax advisers as to whether the Corporation may be treated as a PFIC and the tax consequences thereof.

The market price of the Corporation’s Common Shares may be highly volatile.

The market price of the Corporation’s Common Shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond the Corporation’s control, including, but not limited to:

•	results and timing of clinical trials of the Corporation’s drug candidate, APL-130277;

•	results of clinical trials of the Corporation’s competitors’ products;

•	failure to adequately protect the Corporation’s intellectual property or proprietary technology;

•	pending or threatened litigation involving the Corporation’s intellectual property or proprietary technology or the Corporation infringing upon a third party’s intellectual property or proprietary technology;

•	the Corporation’s inability to raise additional capital and the terms on which the Corporation raises it;

•	commencement or termination of any licensing or other partnering arrangement;

•	regulatory actions with respect to the Corporation’s product or its competitors’ products;

•	actual or anticipated fluctuations in the Corporation’s financial condition and operating results;

•	publication of research reports by securities analysts about the Corporation or the Corporation’s competitors or its industry;

•	the Corporation’s failure or the failure of its competitors to meet analysts’ projections or guidance that the Corporation or its competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by the Corporation or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting the Corporation or its industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to the Corporation;

•	sales of the Corporation’s Common Shares by the Corporation, its insiders or its other shareholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As the Corporation operates in a single industry, the Corporation is especially vulnerable to these factors to the extent that they affect its industry or its products, or to a lesser extent its markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the Corporation’s management’s attention and resources, and could also require the Corporation to make substantial payments to satisfy judgments or to settle litigation.

The Corporation does not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in the Corporation’s Common Shares to provide dividend income. The Corporation does not anticipate that it will pay any cash dividends to holders of its common shares in the foreseeable future. Instead, the Corporation plans to retain any earnings to maintain and expand its operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on its common shares. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Corporation’s Common Shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about the Corporation’s business, its share price and trading volume could decline.

The trading market for the Corporation’s Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about the Corporation or its business. If one or more of the analysts who cover the Corporation downgrade its stock or publish inaccurate or unfavorable research about the Corporation’s business, its stock price would likely decline. In addition, if the Corporation’s operating results fail to meet the forecast of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Corporation’s Common Shares could decrease, which might cause its share price and trading volume to decline.

As the Corporation is a Canadian company, it may be difficult for U.S. shareholders to effect service on the Corporation or to realize on judgments obtained in the United States.

The Corporation is incorporated under the federal laws of Canada, most of its directors and officers are residents of Canada, and most or all of the Corporation’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon the Corporation or upon such persons who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized and Issued Capital

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at the date of this AIF, there are 87,987,056 Common Shares issued and outstanding.

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the Board out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares are entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation’s liabilities. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Warrants

On March 1, 2013, the Corporation completed a shares-for-debt exchange of $4,030,244 principal amount of Series A to Series E Debentures which resulted in 8,761,399 Common Shares and 4,380,700 warrants being issued. Each warrant entitled the holder to acquire one Common Share at a price equal to $0.575 for a period of 24 months ending March 1, 2015. All of these warrants were exercised prior to March 1, 2015.

On March 1, 2013, the Corporation closed the first tranche of a short form prospectus offering of units for aggregate gross proceeds of $6,008,376 at a price of $0.46 per unit resulting in the issuance of 13,061,688 units. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.575 for a period of 60 months after closing, except that the warrants will be cancelled if they are not exercised within 30 days after prior written notice from Cynapsus that the closing price of the Common Shares on the principal stock exchange of Cynapsus have been $1.38 or greater for 20 consecutive trading days. In addition, the Corporation also paid registered dealers and brokers cash commissions of $164,588 and issued 357,799 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

On March 21, 2013, pursuant to an amendment to its short form prospectus to allow for the closing of additional tranches of the short form prospectus offering, the Corporation closed a second tranche of its short form prospectus offering of units for aggregate gross proceeds of $1,309,160 at a price of $0.46 per unit resulting in the issuance of 2,846,000 units. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.575 for a period of 60 months ending March 1, 2018, except that the warrants will be cancelled if they are not exercised within 30 days after prior written notice from Cynapsus that the closing price of the Common Shares on the principal stock exchange of the Corporation have been $1.38 or greater for 20 consecutive trading days. In addition, the Corporation also paid registered dealers and brokers cash commissions of $104,732 and issued 227,680 non-transferable compensation warrants, each exercisable to purchase one common share on the same terms as the warrants issued in the offering.

On April 15, 2014, the Corporation closed a short form prospectus offering of units for gross proceeds of $25,000,000 at a price of $0.65 per unit resulting in the issuance of 38,461,538 units. Each unit consists of one Common Share of the Corporation and one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price equal to $0.81 per share for a period of 60 months after the closing of the offering, except that, subject to certain exceptions, the warrants will be cancelled if they are not exercised within 30 days after written notice from the Corporation that the closing price of its Common Shares on the principal stock exchange of the Corporation has been $1.95 per Common Share or more for 20 consecutive trading days. In addition, the Corporation paid cash commissions equal to a total of 7% of the offering and issued 2,676,923 non-transferable compensation warrants, each exercisable to purchase one Common Share on the same terms as the warrants issued in the offering.

The following is a summary of warrants exercised during the year ended December 31, 2014:

Number of Warrants	Cash Proceeds	Exercise Price
#	$	$
10,000	10,000	1.000
20,000	12,500	0.625
1,652,582	950,235	0.575
972,653	787,849	0.810

2,655,235	1,758,584

The following table sets out the details of the Common Share purchase warrants of the Corporation as at December 31, 2014.

Number of Warrants	Exercise Price	Exercise Trigger*	Expiry Date	Description
#	$/ Share	$/ Share
4,120,186	0.575	—	March 1, 2015	2013 Debenture exchange
190,000	1.000	1.50	July 18, 2017	2012 Private placement
330,400	0.625	—	October 24, 2017	2012 Private placement
127,496	0.625	—	November 23, 2017	2012 Private placement
12,139,899	0.575	1.38	March 1, 2018	2013 Prospectus offering, first closing
2,961,200	0.575	1.38	March 1, 2018	2013 Prospectus offering, second closing
40,165,808	0.810	1.95	April 15, 2019	2014 Prospectus offering

60,034,989

The following table sets out the details of the Common Share purchase warrants of the Corporation exercised since December 31, 2014 to the date of this AIF.

Number of Warrants	Cash Proceeds	Exercise Price
#	$	$
4,120,186	2,369,107	0.575
763,476	438,999	0.575
1,523,209	1,233,799	0.810

6,406,871	4,041,905

Stock Options

The Corporation’s Stock Option Plan (the “Plan”) provides for the granting of non-transferable options to employees and consultants. Stock options may be exercised to purchase Common Shares of the Corporation at a purchase price not less than the fair market value of the Corporation’s stock at the grant date. The term of the options and vesting are determined by the Board within the parameters of the Plan. Stock options that expire, are cancelled or terminated without having been exercised may be added back to the Plan and made available for granting under the Plan. As of December 31, 2014, stock options were outstanding that would result in 5,450,649 Common Shares issuable on exercise of those options. As of December 31, 2013, stock options were outstanding that would result in 2,691,316 Common Shares issuable on exercise of those options.

The Plan is based on a rolling percentage of options issuable of up to 10% of the Corporation’s outstanding Common Shares. As of December 31, 2014, the Corporation had 80,334,449 Common Shares issued and outstanding resulting in the ability of the Corporation to issue a maximum of 8,033,445 options. As of the date of this AIF, the Corporation had 87,987,056 Common Shares issued and outstanding resulting in the ability of the Corporation to issue a maximum of 8,798,705 Common Shares. As of the date of this AIF, stock options to acquire 5,324,316 Common Shares are outstanding.

MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol “CTH”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSXV and the TSX, as applicable, for the period from January 1, 2014 to March 16, 2015.

Month	Canadian Consolidated Exchanges ($CDN)
	High	Low	Volume
January 2014	$1.00	$0.65	6,897,109
February 2014	$1.51	$0.80	8,712,297
March 2014	$1.38	$0.83	4,244,561
April 2014	$0.96	$0.54	16,777,728

Month	Canadian Consolidated Exchanges ($CDN)
	High	Low	Volume
May 2014	$0.62	$0.44	5,131,906
June 2014	$0.70	$0.57	3,337,387
July 2014	$0.68	$0.60	1,680,248
August 2014	$0.65	$0.55	1,260,177
September 2014	$0.68	$0.56	2,069,544
October 2014	$0.90	$0.64	4,056,213
November 2014(1)	$1.25	$0.72	11,098,342
December 2014	$1.27	$0.96	5,519,109
January 2015	$1.48	$1.06	6,519,121
February 2015	$1.49	$1.27	3,491,098
March 2015	$1.37	$1.12	2,733,606
TOTAL			83,528,446

NOTE:

(1)	On November 28, 2014, the Common Shares of the Corporation ceased trading on the TSXV and commenced trading on the TSX.

On July 18, 2013, the Common Shares of the Corporation were listed for trading in the U.S. on the OTCQX under the symbol “CYNAF”. The following table sets forth information relating to the monthly trading of the Common Shares on the OTCQX for the period from March 1, 2014 to March 16, 2015.

Month	OTCQX ($US)
	High	Low	Volume
January 2014	$0.939	$0.626	4,412,668
February 2014	$1.385	$0.743	5,874,438
March 2014	$1.240	$0.761	2,708,701
April 2014	$0.850	$0.496	6,735,674
May 2014	$0.576	$0.400	3,324,760

Month	OTCQX ($US)
	High	Low	Volume
June 2014	$0.646	$0.522	2,618,688
July 2014	$0.640	$0.566	2,063,249
August 2014	$0.770	$0.499	2,006,897
September 2014	$0.615	$0.499	1,594,716
October 2014	$0.800	$0.570	3,392,585
November 2014	$1.109	$0.651	8,435,628
December 2014	$1.118	$0.835	3,535,996
January 2015	$1.220	$0.900	4,495,344
February 2015	$1.200	$1.020	2,740,296
March 2015	$1.088	$0.903	2,498,375

TOTAL			56,438,015

Prior Sales

The following table sets out the price at which the securities of the Corporation which are not traded have been issued for the year ended December 31, 2014 and prior to the date of this AIF.

Date	Number of Securities	Issue Price Per Security	Aggregate Issue Price	Consideration Received
January 1, 2014 to December 31, 2014	1,652,582 Common Shares (1)	$0.575 per share	$948,235	Cash
January 1, 2014 to December 31, 2014	972,653 Common Shares (1)	$0.81 per share	$787,849	Cash
January 1, 2014 to December 31, 2014	20,000 Common Shares (1)	$0.625 per share	$12,500	Cash
January 1, 2014 to December 31, 2014	10,000 Common Shares (1)	$1.00 per share	$10,000	Cash
April 15, 2014	38,461,538 Units (2)	$0.65 per unit	$25,000,000	Cash
April 15, 2014	2,676,923 Warrants (3)	Nil	Nil	Nil
January 1, 2014 to December 31, 2014	333,667 Common Shares (4)	$0.36 per share	$53,040	Cash

Date	Number of Securities	Issue Price Per Security	Aggregate Issue Price	Consideration Received
January 1, 2015 to March 17, 2015	4,120,186 Common Shares (1)	$0.575 per share	$2,369,107	Cash
January 1, 2015 to March 17, 2015	763,476 Common Shares (1)	$0.575 per share	$438,999	Cash
January 1, 2015 to March 17, 2015	1,523,209 Common Shares (1)	$0.81 per share	$1,233,799	Cash
January 1, 2015 to March 17, 2015	55,000 Common Shares (4)	$1.00 per share	$55,000	Cash
January 1, 2015 to March 17, 2015	54,000 Common Shares (4)	$0.36 per share	$19,440	Cash
January 1, 2015 to March 17, 2015	17,333 Common Shares (4)	$0.65 per share	$11,266	Cash

Total	9,522,106 Common Shares 38,461,538 Units (consisting of 38,461,538 Common Shares and 38,461,538 warrants) 2,676,923 warrants		$30,939,235

NOTES:

1.	Warrant exercise.
2.	Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share at a price equal to $0.81 for a period of 60 months after the closing, except that the warrants will be cancelled if they are not exercised within 30 days after prior written notice from the Corporation that the closing price of the Common Shares on the principal stock exchange of the Corporation have been $1.95 or greater for 20 consecutive trading days. A total of 38,461,538 Common Shares and warrants to purchase 38,461,538 Common Shares were issued.
3.	Issued as broker compensation.
4.	Stock option exercise.

In addition to the sales noted above, on May 20, 2014, the Corporation granted 2,256,000 options at an exercise price of $0.65 per share exercisable for a period of five years from the date of the grant. Also, on December 5, 2014, the Corporation granted 1,325,000 options at an exercise price of $1.24 per share exercisable for a period of five years from the date of the grant.

DIRECTORS AND OFFICERS

Directors are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the directors and senior officers of the Corporation as at the date of this Annual Information Form, the positions and offices held by them in the Corporation, and their respective principal occupations are as follows:

Name and Province/State and Country of Residence	Position	Principal Occupation	Director Since	Common Shares Owned or Controlled as at March 16, 2015(1)
				Number of Shares	% of Shares outstanding
Anthony Giovinazzo Ontario, Canada	President & CEO; Director	President & CEO of Cynapsus Therapeutics Inc.	May 30, 2012	2,066,350	2.35%
Andrew Williams Ontario, Canada	Chief Operating Officer, Chief Financial Officer and Secretary	Chief Operating Officer, Chief Financial Officer and Secretary, Cynapsus Therapeutics Inc.	N/A	115,250	0.13%
Tomer Gold(5)(7) Ra’anana, Israel	Director	Vice President, Research & Development of Dexcel Pharma	May 9, 2013	—	—
Ronald Hosking(3) (5) (6) Ontario, Canada	Director	Chief Financial Officer of Plantform Corporation	January 11, 2010	—	—
Tamar Howson New York, USA	Director	Management Consultant	March 10, 2015	—	—
Nan Hutchinson Pennsylvania, USA	Director	Management Consultant	February 11, 2014	—	—
Perry Molinoff(4)(5) Pennsylvania, USA	Director	Management Consultant	May 30, 2012	—	—
Ilan Oren(6)(7) Kfar-Shmaryahu, Israel	Director	Vice President, Business Development of Dexcel Pharma	May 9, 2013	—	—
Rochelle Stenzler(2) (5) (6) Ontario, Canada	Director	Management Consultant; Director at Humber River Regional Hospital	March 15, 2006	3,000	0.00%

TOTAL				2,184,600	2.48%

NOTES:

1.	The information as to shares beneficially owned, directly or indirectly, or over which control is exercised is not within the knowledge of the Corporation and has been furnished by the respective individuals.
2.	Rochelle Stenzler was named Chair of the Board on March 22, 2011.
3.	Ronald Hosking has been Chair of the Audit Committee since January 11, 2010.
4.	Perry Molinoff has been Chair of the Corporate Governance and Compensation Committee since June 26, 2013.
5.	Member of the Corporate Governance and Compensation Committee.
6.	Member of the Audit Committee.
7.	Dexcel, a strategic pharmaceutical investor, owns 13,762,542 Common Shares and 13,762,542 warrants of the Corporation.

As at the date of this AIF, the directors and senior officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over 2,184,600 Common Shares or approximately 2.5% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in such capacity was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the relevant corporation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this AIF, or has been, within the 10 years before the date of this AIF, a director or executive director of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Corporation’s knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between the Corporation and any directors or officers of the Corporation, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunities and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Cynapsus and the principal shareholders of Adagio entered into a Share Purchase Agreement dated December 22, 2011 (the “Adagio Share Purchase Agreement”) providing for the purchase by the Corporation of all the issued and outstanding shares of Adagio (the “Adagio Transaction”). On January 28, 2015, the Corporation and the former Adagio shareholders, who are substantially represented by key management and therefore may be considered related parties, signed an amendment to the Adagio Share Purchase Agreement (the “Adagio Amendment”) to better reflect the contemplated agreement between the parties.

Pursuant to the Adagio Share Purchase Agreement, as amended by the Adagio Amendment, the payment entitlements of the former Adagio shareholders were and are as follows:

(a)	the immediate issuance of 26,000,000 pre-consolidation Common Shares at a price of $0.05 per share, or 2,600,000 Common Shares at a price of $0.50 per share on a post-consolidation basis. The value of the Common Shares of $520,000 was calculated based on the $0.02 closing price per share, or $0.20 per share on a post-consolidation basis, on the date of issuance;

(b)	a payment of $1,500,000 conditional upon the successful completion of Phase 2 CTH-105 study in Parkinson’s patients, and written confirmation from the FDA that one Phase 3 efficacy study, one Phase 3 safety study, a bridging study and an ease-of-use study, will be sufficient to allow the Corporation to pursue approval for an NDA pursuant to Subsection 505(b)(2) of the FFDCA, to be satisfied by the issuance of common shares at a deemed value equal to the 30 day volume weighted average trading price (“VWAP”) immediately prior to the first public announcement of the receipt of written minutes from the FDA confirming the above; and

(c)	a payment of $2,500,000 conditional upon the successful completion of the APL-130277 final safety study, to be satisfied by the issuance of Common Shares at a deemed value equal to the 30 day VWAP immediately prior to the first public announcement of the results of such study.

With respect to the payments described in (b) and (c) above, the VWAP of the Common Shares may not be less than the “discounted market price” as defined in the policies of the TSX.

The Adagio Transaction constituted a related party transaction. The President and Chief Executive officer of Cynapsus was also a director, officer and majority shareholder of Adagio. To satisfy the Board’s fiduciary duties and to appropriately manage the related party transaction, the Board appointed an independent Special Committee of the Board with independent legal counsel. In addition, the Special Committee of the Board retained an independent U.S. Financial Industry Regulatory Authority, Inc./Securities Investor Protection Corporation registered financial advisor to provide a fairness opinion. The Corporation also obtained minority shareholder approval.

Escrow release conditions applied to the Common Shares that were issued to the Adagio shareholders. These conditions deferred release of the initial consideration shares until specified capital raising thresholds totalling $8,000,000 were achieved. As of the date of this AIF, the initial share consideration consisting of 26,000,000 pre-consolidation Common Shares, or 2,600,000 post-consolidation Common Shares, has been fully released from escrow. A portion of the Common Shares issued to the President and Chief Executive Officer were subject to a separate and distinct contractual escrow agreement, however such shares have also been fully released.

In the event of a sale of the Corporation, including but not limited to a sale of substantially all of the assets of the Corporation, a merger or acquisition or a plan of arrangement, or whereby a new controlling shareholder is established, all shares then remaining in escrow would be immediately released.

LEGAL PROCEEDINGS

Neither Cynapsus nor its subsidiary is aware of any current or contemplated legal proceedings to which the Corporation is a named party or of current or contemplated claims against any assets owned by the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Financial Trust Company at its principal office at 200 University Avenue, Suite 400 Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The following are the material contracts, other than contracts in the ordinary course of business, and material contracts in the ordinary course of business required to be listed, that were entered into by the Corporation to date and are still in effect:

MJFF Clinical Interventions Award Contract

There is a contract between Cynapsus, the principal investigators and the MJFF dated July 31, 2012. Under the terms of the agreement the Corporation and the Principal Investigators were awarded a grant of USD$947,925 from the MJFF to support clinical studies to develop APL-130277. The grant was awarded under the MJFF’s The Edmond J. Safra Core Programs for Parkinson’s Research, Clinical Intervention Award, aimed at supporting human clinical trials testing promising Parkinson’s therapies that may significantly and fundamentally improve treatment for patients with Parkinson’s.

The second award of US$500,000 was awarded on July 3, 2014, and was being used to fund the Corporation’s CTH-105 Phase 2 clinical trials. This study and future trials of APL-130277 will be listed on Fox Trial Finder, an online tool from the MJFF that matches interested research volunteers with recruiting clinical studies. As part of the MJFF grant agreement, the Corporation has made a commitment to support further Parkinson’s research by making up to US$1 million in contributions to the MJFF based on future potential sales of APL-130277.

Adagio Share Purchase Agreement

Cynapsus and the principal shareholders of Adagio entered into the Adagio Share Purchase Agreement providing for the purchase by the Corporation of all the issued and outstanding shares of Adagio. The Adagio Transaction closed on December 22, 2011 and was structured as a share exchange with Adagio shareholders receiving newly issued Common Shares of Cynapsus in exchange for all of the issued and outstanding shares of Adagio. On January 28, 2015, the Corporation and the former Adagio shareholders signed the Adagio Amendment to better reflect the contemplated agreement between the parties. (See “Interests of Management and Others in Material Transactions”)

The Adagio Transaction terminated the license option agreement between the Corporation and Adagio with respect to the intellectual property owned by Adagio relating to the APL-130277 patent rights and know-how. This intellectual property has been assigned to Cynapsus.

ARx Agreement

Cynapsus and ARx have entered into an agreement (the “ARx Agreement”) whereby ARx agreed to provide Cynapsus with formulation, CMC and clinical unit production of APL-130277 and certain related services to support the Corporation’s clinical studies of APL-130277. Under the ARx Agreement, ARx also assigned all of its right, title and interest in and to the Cynapsus patent family entitled “Sublingual Films”, of which ARx was previously a co-owner with Cynapsus. In turn, Cynapsus granted ARx a non-exclusive license to this patent family in all fields other than generic APL-130277 applications.

In addition, under the ARx Agreement, all APL-130277-related intellectual property generated pursuant thereto is owned by Cynapsus. Cynapsus in turn granted ARx an exclusive license to all intellectual property generated threunder in all fields, in respect of other products and formulations. The parties further agreed that they anticipate entering into a commercial supply agreement prior to Cynapsus’ filing for FDA approval of APL-130277.

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

As a company listed on the TSX, the Corporation is required to have an Audit Committee for the purpose of monitoring and enhancing the quality of the financial information disclosed by the Corporation. The Audit Committee is currently comprised of three members who are Mr. Hosking (Chairperson), Mrs. Stenzler and Mr. Oren. All of the committee members have been determined by the Board to be “independent” directors within the meaning of Multilateral Instrument 52-110 — Audit Committees. The Board has also determined that all members of the Audit Committee are “financially literate” as defined in the Audit Committee charter, a copy of which is attached as Schedule “A” to this AIF.

Mandate

The mandate of the Audit Committee provides that its members shall meet at least quarterly prior to the release of the interim and annual financial results. The Audit Committee met five times in the fiscal year ended December 31, 2014. The composition of the Audit Committee is reviewed annually and appointments are made at the first meeting of directors immediately following the annual general shareholders meeting.

Relevant Education and Experience

All members of the Audit Committee have the education and practical experience required to understand and evaluate statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s consolidated financial statements.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed fiscal year has the Corporation relied on exemptions in relation to “De Minimis Non-Audit Services” or any exemption provided by Part 8 of National Instrument 52-110 – Audit Committees.

Pre-Approval of Policies and Procedures

The Corporation has not adopted any specific policies in relation to the engagement of non-audit services.

External Auditors Service Fees

The fees paid or payable by the Corporation to the Corporation’s external auditors, McGovern, Hurley, Cunningham, LLP, the Former Auditor, and Ernst & Young LLP, for the periods noted below for all services performed were as follows:

	Fiscal 2014(1)	Fiscal 2013
Audit fees(2)	$75,000	$111,000
Audit-related fees	$29,550	—
Tax fees(3)	—	$5,500
All other fees(4)	—	—

TOTAL	$104,550	$116,500

NOTES:

(1)	On September 19, 2014, Cynapsus announced that it changed its auditor. The Former Auditor resigned at the request of the Corporation, effective September 18, 2014. The Board appointed Ernst & Young LLP as auditors for the Corporation, effective September 19, 2014 until the close of the Corporation’s next Annual General Meeting.
(2)	Fees in respect of services performed in order to comply with Canadian generally accepted auditing standards (“GAAS”). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(3)	Fees in respect of services performed by the auditor’s tax professionals, except those services required in order to comply with GAAS which are included under “Audit Fees”. Tax services include assistance with tax compliance and tax planning and advice.
(4)	Fees in respect of all services not falling under any of the foregoing three categories.

INTEREST OF EXPERTS

The auditor of the Corporation is Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario).

McGovern, Hurley, Cunningham, LLP, Chartered Professional Accountants, Licensed Professional Accountants, Toronto, Ontario served as the auditors for the Corporation until their resignation at the request of the Corporation on September 18, 2014. The Board appointed Ernst & Young LLP as auditors for the Corporation, effective September 19, 2014 until the close of the Corporation’s next Annual General Meeting. Ernst & Young LLP has prepared an opinion with respect to the Corporation’s consolidated financial statements as at and for the fiscal year ended December 31, 2014. McGovern, Hurley, Cunningham, LLP is independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario).

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com under the Corporation’s profile. Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2014. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans is contained in the Corporation’s management information circular dated May 24, 2013.

SCHEDULE “A” - AUDIT COMMITTEE CHARTER

ARTICLE 1 - ROLE AND OBJECTIVES

1.1	Role

The Audit Committee (the “Committee”) is a committee of the Board of the Corporation established for the purpose of overseeing the accounting and financial reporting process of the Corporation and external audits of the consolidated financial statements of the Corporation.

1.2	Objectives

The Committee will assist the Board in fulfilling its oversight responsibilities for:

(a)	the financial reporting process;

(b)	the system of internal control over financial reporting;

(c)	the audit process;

(d)	compliance with legal and regulatory requirements; and

(e)	the processes for identifying, evaluating and managing the Corporation’s principal risks impacting financial reporting.

ARTICLE 2 - DUTIES, POWERS AND RESPONSIBILITIES

2.1	Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the duties and powers specified in section 158 of the Business Corporations Act (Ontario) and, without limiting these duties and powers, the Audit Committee shall:

(a)	Financial Reporting

(i)	Review and recommend for approval to the Board the annual consolidated financial statements, accounting policies that affect the statements, annual MD&A and associated press release.

(ii)	Review the annual report (if applicable) for consistency with the financial disclosure referenced in the annual consolidated financial statements.

(iii)	Be satisfied as to the adequacy of procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from annual or quarterly consolidated financial statements and periodically assess the adequacy of such procedures.

(iv)	Review and approve quarterly consolidated financial statements, accounting policies that affect the statements, the quarterly MD&A, and the associated press release.

(v)	Review significant issues affecting financial reports.

(vi)	Review emerging IFRS developments that could affect the Corporation.

(vii)	Understand how management develops interim financial information and the nature and extent of external audit involvement.

(viii)	In review of the annual and quarterly consolidated financial statements, discuss the quality of the Corporation’s accounting principles, the reasonableness of significant judgements, and the clarity of the disclosures in the consolidated financial statements.

(ix)	Review and approve any earnings guidance to be provided by the Corporation.

(b)	Internal and Disclosure Controls

(i)	Consider the effectiveness of the Corporation’s internal controls over financial reporting and related information technology security and control.

(ii)	Review and approve corporate signing authorities and modifications thereto.

(iii)	Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

(iv)	Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor’s management letter resulting from control evaluation and testing.

(v)	Establish and maintain complaint procedures regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

(vi)	Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

(vii)	Review with the Chief Executive Officer and the Chief Financial Officer the Corporation’s disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(viii)	Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Policy 52-109.

(ix)	Approve all material related party transactions in advance.

(c)	External Audit

(i)	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(ii)	Review and approve the audit plans, scope and proposed audit fees.

(iii)	Annually review the independence of the external auditors by receiving a report from the independent auditor detailing all relationships between them and the Corporation.

(iv)	Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

(v)	Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

(vi)	Receive an annual report from the auditors describing the audit firm’s internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the firm, and any steps taken to deal with any such issues.

(vii)	Ensure regular rotation of the lead partner and reviewing partner.

(viii)	Evaluate the performance of the external auditor and the lead partner annually.

(ix)	Recommend to the Board (A) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and (B) the compensation of the external auditor.

(x)	Separately meet with the auditors, apart from management, at least once a year.

(d)	Non-Audit Services

(i)	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. Pre-approval may be granted by any one member of the Audit Committee.

(e)	Risk Management

(i)	Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

(ii)	Ensure that Directors and Officers insurance is in place.

(iii)	Review and approve corporate investment policies.

(iv)	Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board.

(f)	Other Responsibilities and Matters

(i)	Report through its Chair to the Board following meetings of the Audit Committee.

(ii)	Review annually the adequacy of the Charter and confirm that all responsibilities have been carried out.

(iii)	Evaluate the Audit Committee’s and individual member’s performance on a regular basis and report annually to the Board the result of its annual self-assessment.

(iv)	Prepare annually a report for inclusion in the proxy statement.

(v)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(vi)	Discuss the Corporation’s compliance with tax and financial reporting laws and regulation, if and when issues arise.

2.2	Authority

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining Board approval, based on its sole judgement and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

ARTICLE 3 - COMPOSITION

3.1	Composition

The Committee shall comprise at least three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation or any affiliate thereof, which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

3.2	Appointment

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than two directors.

3.3	Chair

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

3.4	Access

The Committee shall have access to such officers and employees of the Corporation and all subsidiaries and to such information respecting the Corporation and the subsidiaries, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

ARTICLE 4 - MEETINGS

4.1	Time and Location

The Committee shall meet at least quarterly at such times and at such locations as the Chair of the Committee shall determine. Any member of the Committee may also request a meeting of the Committee.

4.2	Quorum

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

4.3	Agenda

The Chair shall, in consultation with management, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4.4	Majority Vote

At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

4.5	Management

The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meetings by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.6	Minutes

A member of the Committee or the Secretary of the Corporation shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

4.7	Summary of Meetings

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request of the Chair.

4.8	External Auditor

The Committee shall meet periodically with the Corporation’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Appendix A

Cynapsus Therapeutics Inc.

Audit Committee Charter

Procedures for the Submission of Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters

1.	The Corporation shall forward to the Committee of the Board any complaints that it has received regarding accounting, internal accounting controls, or auditing matters.

2.	Any employee of the Corporation may submit, on a confidential, anonymous basis if the employee so desires, any concerns by sending such concerns in writing and forwarding them in a sealed envelope to:

Chair of the Audit Committee

c/o Andrew Williams, Corporate Secretary

Cynapsus Therapeutics Inc.

828 Richmond Street West

Toronto, Ontario, M6J 1C9

The envelope is to be clearly marked, “To be opened by the Audit Committee only”.

Any such envelopes received by the Corporate Secretary shall be forwarded promptly to the Chair of the Committee and appropriate confidentiality will be maintained.

3.	Contact information including a phone number and e-mail address shall be published for the Chair of the Committee on the Corporation’s website for those people wishing to contact the Chair directly.

4.	At each of its meetings following the receipt of any information pursuant to this Appendix, the Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

5.	The Committee shall retain any such complaints or concerns along with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Committee by the Committee Secretary.

6.	Appendix A shall appear on the Corporation’s website as part of this Charter.